DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


05046133

March 2, 2005

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/2/2005

Joseph Lunin
Pitney Hardin LLP
P.O. Box 1945
Morristown, NJ 07962-1945

Re: Hudson United Bancorp
Incoming letter dated February 8, 2005

Dear Mr. Lunin:

This is in response to your letters dated February 8, 2005, February 10, 2005 and February 17, 2005 concerning the shareholder proposal submitted to Hudson by G.M. Morin. We also have received letters from the proponent dated February 9, 2005 and February 14, 2005. On January 26, 2005, we issued our response expressing our informal view that Hudson could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Hudson may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Hudson to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Hudson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Hudson relies.


RECD S.E.C.


PROCESSED
MAR 08 2005
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn
Deputy Director

cc: G.M. Morin
1050 Cumbermeade Road
Fort Lee, NJ 07024

PITNEY HARDIN LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1015

JOSEPH LUNIN

DIRECT DIAL NUMBER
973-966-8200

E-MAIL
JLUNIN@PITNEYHARDIN.COM

NEW YORK, NEW YORK
(212) 297-5800
FACSIMILE (212) 916-2940

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

February 8, 2005

VIA UNITED PARCEL SERVICE

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Omission of Revised Shareholder Proposal

On behalf of Hudson United Bancorp ("Hudson") and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to a revised shareholder proposal (the "Revised Proposal") submitted to Hudson by Gaspar Morin (the "Proponent") for inclusion in Hudson's proxy materials to be distributed in connection with its 2005 Annual Meeting of Shareholders. By letter dated January 26, 2005, the Staff of the Office of the Chief Counsel in the Division of Corporation Finance (the "Division") permitted the Proponent seven days to revise his initial proposal to limit his proposal to executive compensation. We request the confirmation of the Division that it will not recommend enforcement action if Hudson omits the Revised Proposal from its 2005 proxy materials for the reasons set forth in this letter. To the extent that such reasons are based on matters of New Jersey law, this letter also constitutes the opinion of counsel required by Rule 14a-8(j)(2)(iii). We are admitted to practice law in New Jersey.

The Proponent's initial proposal was set forth in Hudson's December 15, 2004 letter to the Division. The Revised Proposal received by Hudson on February 3, 2005, consists of the addition of three words (as underlined) to the end of the resolution submitted in the initial proposal.

The Revised Proposal consists of:

(a) one whereas clause which expresses a claim of excessive cash and retirement awards far exceeding the performance of Hudson executives;

(b) a resolution which specifically requests that Hudson rescind all contracts and severance/termination agreements without compensation, as follows:

RESOLVED: Shareholders of Hudson United Bancorp request the Board of Directors rescind all contracts and severance/termination agreements without compensation for Executive Officers.

(c) a statement in support of the Revised Proposal.

We have enclosed six copies of this letter, and attached as Exhibit A, the Revised Proposal and the Proponent's statement in support of the Revised Proposal.

I. Statement of Reasons Supporting Exclusion

A. The Proposal has been Substantially Implemented by Hudson, and is excludable under Rule 14a-8(i)(10).

The Revised Proposal clarifies, to some extent, the potential application of the shareholder proposal. It now appears that the Proponent is in fact referring only to employment contracts and severance/termination agreements between Hudson and its executive officers.

We are of the view that the Revised Proposal has been substantially implemented by Hudson, and therefore, is excludable from Hudson's 2005 proxy materials on the basis of Rule 14a-8(i)(10).

The Revised Proposal seeks to rescind all employment contracts and severance/termination agreements without compensation for executive officers. Hudson no longer has any individual agreements with named executive offices. All individual agreements with named executive officers have either been eliminated or effected according to their terms. The apparent genesis for the proposal stems from the termination of certain Change in Control, Severance and Employment Agreements with certain named executive officers on December 1, 2004. Hudson previously had announced its intention to terminate these agreements in its 10-Q for the third quarter of 2004 filed in November 2004. The subsequent 8-K filing substantially accompanying the termination of the agreements in December 2004 described the purpose for the termination of the agreements as a compensation strategy designed to replace individual severance and/or change-in-control agreements previously existing between the Hudson and its officers, including executive officers.

With respect to named executive officers, there is no action that Hudson can take to effect the Proponent's request. Based upon the Statement in Support of the Revised Proposal, the proponent appears to be operating under the continued misunderstanding that the contracts and agreements with the current named executive officers are still in full force and effect, with the exception of the former corporate secretary. In this regard, the proponent states, in relevant part, that "[t]o date Hudson reached a termination agreement only with the Corporate Secretary . . . ." This statement reveals that the proponent of the Revised Proposal is operating under the continued misimpression that all other employment contracts and severance/termination agreements with named executive officers remain in place. As fully disclosed, all remaining agreements with named executive officers were terminated in December 2004 and replaced by a company wide severance plan that applies to all employees. Any remaining employment agreements that are in effect pertain to employees that were not executive officers during 2004.

We do not view the company-wide severance plan as an agreement within the meaning of the Proposal. Payment under the plan is subject to many conditions; payment is at the sole discretion of the plan administrator; plan participants do not have a contractual right to payments under the plan and the plan may be terminated or amended at any time by Hudson. As such, no employee could be considered to have an "agreement" under this company-wide plan. A copy of the company-wide severance plan was filed as Exhibit 10.1 to Hudson's Form 8-K filed on December 8, 2004, and is also attached hereto as Exhibit B.

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the exclusion of a proposal that was "moot." It also clarifies the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. *See* SEC Release No. 34-30091 (August 16, 1983); The Staff has consistently taken the position that a shareholder proposal has been substantially implemented when a company has already taken steps to fulfill the underlying goal of the proposal. *See Cisco Systems, Inc.* (August 11, 2003) (the company's existing compensation structure substantially implements the shareholder proposal recommending that the board "implement a performance-based senior executive officers compensation plan"); *AMR Corporation*, (April 17, 2000) (excluding proposal where committee members met criteria requested in the proposal). Substantial implementation does not require a "point-by-point" compliance with all items set forth in a shareholder proposal. *Texaco, Inc.* (March 28, 1991) (substantial implementation exists where the company's actions compared favorably with the conduct requested by the proposal).

Although the Proponent's letters and statements contain invective directed toward Hudson and its management, it appears that the underlying goal of the Revised Proposal – removing "golden parachutes" – has been implemented. The termination of the employment and severance agreements with the named executive officers and the adoption of a company-wide severance policy has resulted in a treatment of all employees in a standardized manner, not on an individualized basis, upon a change in control. The implementation of the company-wide severance policy and the termination of the former employment agreements has resulted in the interest of all of Hudson's employees being similarly aligned without the "golden parachutes" that are the focus of the Proponent's Revised Proposal. Based on the foregoing, Hudson submits that the Revised Proposal has been "substantially implemented" and, therefore, may be omitted from the 2005 proxy materials pursuant to Rule 14a-8(i)(10).

B. *The Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, it would violate New Jersey law*

We are of the view that the Revised Proposal is excludable from Hudson's 2005 proxy materials on the basis of Rule 14a-8(i)(2) because the termination of existing contractual arrangements with executive officers without payment of compensation would violate New Jersey law.

While we believe the Revised Proposal relates solely to named executive officers, in the event that the Proposal were construed to apply to executive officers, there are only two remaining executive officers (both have the title of First Senior Vice President) that currently have such individual agreements. It is unlawful under New Jersey law to terminate the agreements of these two individuals without compensation.

Hudson cannot unilaterally terminate these agreements without the payment of compensation as the Revised Proposal would require. For example, one agreement provides that "the Board has approved an increased severance payment to one year's salary should your position be eliminated after a change in control" and the other agreement provides: "In the event you lose your job through a Change of Control or through termination for any reason other than cause, you will be entitled to a severance equal to six months severance at your then base rate." These are legally valid, binding obligations of Hudson; there is simply no way to rescind these agreements without compensating the individuals.

Pursuant to Rule 14a-8(i)(2), a corporation may omit a proposal which, if implemented, would cause the company to violate any state, federal or foreign law to which it is subject. " It is axiomatic that a party to a contract is bound by its terms." *See Spring Motors Distributors, Inc. v. Ford Motor Co., 98 N.J. 555, 579 (1985)* (a contractual duty arises from society's interest in performance of promises). In New Jersey, a party who breaches a contract without sufficient legal cause shall be liable for damages. *See First Nat. State Bank of New Jersey v. Commonwealth Fed. Sav. and Loan Ass'n of Norristown, 610 F.2d 164, 174 (3rd Cir. 1979)* (holding that object of remedy for breach of contract is to make aggrieved party whole). There has been no evidence of legal cause, sufficient or otherwise, which would allow such agreements to be legally rescinded by Hudson. The executive officers would be entitled to compensation if Hudson terminated their existing agreements in accordance with the Revised Proposal.

Based on the foregoing, Hudson submits that implementation of the Revised Proposal would violate New Jersey law and, therefore, may be omitted from the 2005 proxy materials pursuant to Rule 14a-8(i)(2).

III. Failure of Proponent to Send December 26, 2004 Response Letter to Hudson

The Proponent's letter dated December 26, 2004 prepared in response to Hudson's December 15, 2004 letter to the Division was never received by Hudson. Hudson did not know of this letter until the Division's response to Hudson's letter. Had Hudson been aware of the Proponent's December 26, 2004 letter, Hudson would have prepared an appropriate response to such letter and this could have influenced the Division's initial determination in this matter. Hudson feels that it was disadvantaged in the process by the failure of the Proponent to send his letter to Hudson and requests that the Division reconsider its position relating to exclusion of the Proposal and further advise the Proponent to send all further correspondence with the Division regarding this matter to Hudson.

IV. Conclusion

For the foregoing reasons, Hudson believes the Proposal is excludable under Rule 14a-8 and the Proponent should not be given another opportunity to revise the Proposal. If the Division does not concur with Hudson's position we would appreciate an opportunity to confer with the Division concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call the undersigned at (973) 966-8200 or David Geary at (973) 966 8224 if you have any questions or need additional information.

Very truly yours,



JOSEPH LUNIN

Enclosure

cc: Gaspar Morin
Tim Matteson, Esq.

EXHIBIT A

G. M. Morin
1050 Cumbermeade Road
Fort Lee, New jersey 07024

RECEIVED

FEB - 3

KENNETH T. NEILSON
PRESIDENT

February 2, 2005

VIA United States Postal Service Overnight Express Mail

Kenneth T. Neilson - CEO
Hudson United Bancorp
1000 Macarthur Blvd.
Mahwah, New Jersey 07430

Re: Hudson United Bancorp Shareholder Proposal by Gasper Morin

Dear Mr. Kenneth T. Neilson,

Upon my January 31, 2005 receipt of the SEC Response of the Office of Chief Counsel and in accordance with their instructions, attached with this letter is a revised proposal for shareholder vote.

Yours truly,



cc: Daniel Greenspan (Securities & Exchange Commission)

WHEREAS: Hudson's SEC Filings reveal excessive cash and retirement awards far exceeding Executive performance.

RESOLVED: Shareholders of Hudson United Bancorp request the Board of Directors rescind all employment contracts and severance/termination agreements without compensation for Executive Officers.

Statement in Support of Proposal

Executive contracts and severance agreements should be rescinded because they are excessive and shareholder value has diluted significantly due to Executive negligence.

As required by Sarbanes-Oxley, in 2003 Hudson Executives certified effectiveness of controls when submitting SEC Filings irrespective of four different money-laundering schemes: Camden County, Hudson County, Hudson's SVP Neives conviction, and Broad Street. In December 2003 Hudson terminated the Broad Street business costing $3,000,000 and subsequently paid New York District Attorney's Office $5,000,000 to settle a criminal investigation. Because of Hudson's failure to comply with the Bank Secrecy Act and U.S. Patriot Act, the FDIC issued a Cease-and-Desist Order.

After shareholder requests, Hudson Executives failed to properly investigate potential insider trading violations. Stock transactions of Hudson and stocks of banks acquired by Hudson indicate numerous possible violations of insider trading rules. Example: 1999 acquisition of Jeffbanks, Page 31 of Form Type 424B3 filed on August 17, 1999 with the SEC states *"Hudson United Board of Directors met on May 18, 1999"* and *"unanimously approved moving forward with the merger"*. Within three days Jeffbanks' stock volume increased tenfold and the market price increased by 35% from $21.00 to $28.75. Hudson and Jeffbanks entered into merger agreement on June 28, 1999 and made the agreement available for public dissemination on June 29, 1999. Merger was consummated on November 30, 1999 and on that day Jeffbanks closed at $30.13, just $1.38 over the May 21st $28.75 high, indicating the buyers in the initial three day window knew the offer price. Jeffbanks is one of over 30 acquisitions Hudson made in a decade.

In latest 10-Q Hudson said *"as consideration for the termination of existing change-in-control and employment agreements, the Company expects to make payments to 14 members of senior management"* and announced a $7,900,000 allocation for termination of agreements with executives. To date Hudson reached a termination agreement only with the Corporate Secretary paying $1,000,000 in cash plus approximately $500,000 in other benefits, ostensibly replacing her golden parachute with immediate cash. Additionally the Board approved giving the CEO 10 extra years of service to meet eligibility requirements for RULE OF 85 retirement in order to qualify for a pension paying him approximately $900,000 a year for life.

Under New Jersey Law bank executives with contracts and severance agreements are At-will-employees and as such have one-sided contracts that the Bank does not have to honor because there is no contractual liability. Hudson's Directorate will be negligent in their fiduciary duty to shareholders if they permit parachute and severance payments when New Jersey Law gives them leeway to rescind the contracts and dishonest if they camouflage these payments with immediate cash or other compensation.

EXHIBIT B

HUDSON UNITED BANCORP
SEVERANCE PLAN AND
SUMMARY PLAN DESCRIPTION

HUDSON UNITED BANCORP
SEVERANCE PLAN AND SUMMARY PLAN DESCRIPTION

INTRODUCTION

Hudson United Bancorp (the "Company") located at 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Employer Identification Number: 22-2405746, hereby adopts the Hudson United Bancorp Severance Plan (the "Plan") effective December 1, 2004 for its eligible employees. This document should be referred to in case a question arises under the Plan. This document is intended to serve as the Plan document as well as the summary plan description. If after reading the Plan you have any questions, please ask the Plan Administrator identified on the last page.

1. Purpose of the Plan

The Company established a severance plan known as the Hudson United Bancorp Severance Plan as set forth in this document. The Plan was adopted by the Company to provide Severance Pay to Employees whose employment with the Company terminates under the conditions provided for by this Plan. The Plan is an unfunded employee welfare benefit plan.

The Company expects that our attention to providing differentiated service to our customers will result in growth and full employment and that reductions in staff through layoffs will not be necessary. However, if economic or business conditions create an unusual situation that makes it necessary to cut back our work force, the need for each job will be reviewed carefully. Also, each employee's record will be reviewed. The needs of the Company and employee qualifications, along with past performance of each employee, will be the criteria upon which such decisions are made.

There shall be no duplication of Severance Pay under the Plan. This Plan supersedes all oral and written severance policies or plans of the Company; provided, however severance benefits provided under any individual Change in Control Agreements or individual employment agreements shall be superseded only if agreed to by the individual, and, if not so agreed, this Plan shall not apply to such individuals.

2. Definitions.

The following terms when used herein shall have the following meanings unless a different meaning is plainly required by the context:

a. "Plan Administrator" shall mean the named fiduciary appointed by the Committee.

b. "Base Salary" shall mean the amount the Participant is entitled to receive as wages or salary on an annualized basis, excluding all bonus, overtime, shift differential, or incentive compensation, payable by the Company as consideration for the Participant's services, as determined on the date immediately preceding Termination.

c. "Committee" shall mean the Compensation Committee of the Board of Directors of the Hudson United Bancorp.

d. "Company" shall mean Hudson United Bancorp.

e. "Effective Date" shall mean December 1, 2004.

f. "Employee" for purposes of the Plan shall mean any full or part time employee of the Company on the Company's payroll, excluding any individual who is paid by a third party and later reclassified as a common law employee of the Company, or any individual who the Company treats as an independent contractor even if such individual is later reclassified as a common law employee.

g. "Participant" shall mean an Employee who satisfies the eligibility requirements under Section 3a. of the Plan.

h. "Plan Year" shall mean the calendar year.

i. "Plan" shall mean this Hudson United Bancorp Severance Plan as amended from time to time.

j. "Severance Pay" shall mean any lump sum payment made to a Participant solely on account of eligibility to receive such payment under this Plan.

k. "Termination" shall mean the date an Employee ceases to actively perform services for the Company.

l. "Years of Service" shall mean the period of service with the Company commencing on the Participant's most recent employment date and ending on the Participant's date of Termination. Years of Service with a predecessor employer shall be taken into account only if so specified in the acquisition agreement with such predecessor employer. A completed Year of Service shall mean a 365 day period, ending on the anniversary of the employment date.

3. Severance Pay - Eligibility

a. Eligibility

Each Employee of the Company on the Effective Date will automatically become a Participant in this Plan. Each other Employee of the Company will become a Participant in the Plan coincident with his or her date of hire.

b. Terminations Which Give Rise to Severance Pay

A Participant is entitled to receive Severance Pay if the Company permanently terminates the Participant's employment due to (i) retrenchment; (ii) conversion of a full time position to a part-time position (and the Participant refuses to accept said position); or (iii) a reduction in force. In addition to the foregoing, a Participant may be entitled to Severance Pay due to any other condition which the Company considers to be sufficient to entitle an Employee to Severance Pay.

c. Terminations Which Do Not Give Rise to Severance Pay

Notwithstanding the foregoing, you are not entitled to receive Severance Pay if your employment is terminated on account of death, disability, retirement, voluntary termination or gross misconduct as determined by the Plan Administrator in his discretion. Gross misconduct is generally defined as lying, stealing, disclosing confidential information, falsifying time or expense reports, insubordination, violation of Company policies or procedures, gross dereliction of duty or other conduct contrary to the Company's interests. The Plan Administrator, in his discretion, can deny Severance Pay for any other reason.

The provisions of this Plan shall not be applicable in the event that an Employee's employment is terminated in connection with a sale of assets by the Company, or of any subsidiary of the Company, provided that such Employee is offered substantially similar employment at substantially the same salary by the purchaser of the assets and the assets being sold are substantially those connected with the Employee's employment.

d. Receipt of Severance Pay

Severance Pay shall be payable as soon as practicable following the 7th day after the Participant submits a signed and notarized General Release and Agreement to the Plan Administrator. The receipt of any Severance Pay hereunder is conditioned on a written release of all claims against the Company in the form provided by the Plan Administrator. In addition, the receipt of Severance Pay hereunder is conditioned for the Chairman, President, Chief Executive Officer and any Executive Vice President on the receipt of an executed non-compete as further described below.

4. Amount of Severance Pay

a. Non-officer Severance Pay

Each Participant who is not an officer of the Company shall receive Severance Pay in an amount equal to one week of Base Salary for each completed Year of Service, not to exceed twenty-six (26) weeks.

b. Officer Severance Pay

Each Participant who is an Officer shall receive Severance Pay in an amount determined in accordance with the following schedule:

All Officers up to and including Vice Presidents	- Five (5) weeks of Base Salary if the Participant has completed between zero (0) and four (4) Years of Service; - Ten (10) weeks of Base Salary if the Participant has completed between five (5) and nine (9) Years of Service; - Twenty (20) weeks of Base Salary if the Participant has completed between ten (10) and fourteen (14) Years of Service; and - Twenty six (26) weeks of Base Salary if the Participant has completed fifteen (15) Years of Service or more.
Senior/First Senior Vice Presidents	- Thirteen (13) weeks of Base Salary if the Participant has completed between zero (0) and four (4) Years of Service; - Twenty six (26) weeks of Base Salary if the Participant has completed between five (5) and nine (9) Years of Service; - Thirty nine (39) weeks of Base Salary if the Participant has completed between ten 10 and fourteen (14) Years of Service; and - Fifty two (52) weeks of Base Salary if the Participant has completed fifteen (15) Years of Service or more.
Executive Vice President President Chief Executive Officer Chairman	- Twenty six (26) weeks of Base Salary if the Participant has completed between zero (0) and four (4) Years of Service; and - Fifty two (52) weeks of Base Salary if the Participant has completed five (5) Years of Service or more.

In addition to the weeks of Base Salary set forth above, the Severance Pay for an Executive Vice President, President, Chief Executive Officer and the Chairman shall include an amount equal to the highest annual bonus received during or for the two calendar years immediately preceding their date of Termination; provided, however, that the aggregate Severance Pay shall in no event exceed two times the Participant's Base Salary.

The receipt of any Severance Pay by an Executive Vice President, President, Chief Executive Officer or Chairman shall be conditioned upon such person entering into a binding agreement with the Company providing that such person, for a period of two years following the date of termination, shall not, for himself or on behalf of any other person or entity, directly or indirectly, (i) be employed in any capacity or serve as a director or consultant for a commercial bank, savings bank or savings association insured by the FDIC in the States in which the Company (or any affiliate of the Company) maintains a branch or office at the date of termination, or (ii) solicit, divert, take away or attempt to take away any customers of the Company (or any affiliate of the Company) or the business of any such customers or in any way interfere with, disrupt or attempt to disrupt any then-existing relationships between the Company (or any affiliate of the Company) and any of its customers.

5. Employee Benefit Plan Coverage

The Severance Pay described herein above shall be paid in a lump sum, less applicable taxes. Severance Pay shall be in addition to, and not in lieu of, all other accrued or vested benefits which may be owed to a Participant following termination including, but not, limited to, accrued vacation pay, pension benefits, amounts or benefits payable under any bonus or other compensation plan or contract, life insurance plan, health plan, or disability plan. If an Employee has a contract providing specific severance payments, he or she shall not be entitled to payments under this Plan unless such payments are waived.

6. Funding

There shall be no special fund out of which payments shall be paid, or shall Participants be required to make a contribution as a condition of receiving payments. Payments shall be made from the general funds of the Company.

7. Administration

a. The Plan shall be administered by the Plan Administrator, as the named fiduciary of the Plan under Section 3(16)(A) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The provisions of Part 4 of Title 1 of ERISA are incorporated by reference as part of the Plan to define and govern the actions of the Plan Administrator and other fiduciaries hereunder.

b. The Plan Administrator will have full power to administer the Plan in all of its details, subject to applicable requirements of law. For this purpose, the Plan

Administrator's powers will include, but will not be limited to, the following authority, in addition to all other powers provided by this Plan.

(i) To make and enforce such rules and regulations as it deems necessary or proper for the efficient administration of the Plan.

(ii) To interpret the Plan, his interpretation thereof in good faith to be final and conclusive on all persons claiming benefits under the Plan;

(iii) To decide all questions concerning the Plan and the eligibility of any person to participate in the Plan;

(iv) To appoint such agents, counsel, accountants, consultants and other persons as may be required to assist in administering the Plan; and

(v) To allocate and delegate his responsibilities under the Plan and to designate other persons to carry out any of its responsibilities under the Plan.

8. Claims Procedures

You need not file a formal claim with the Plan Administrator in order to receive benefits under the Plan. When an event occurs which entitles you to a distribution of Severance Pay under the Plan, the Plan Administrator will automatically notify you regarding payment of the benefit.

However, if you disagree with the Plan Administrator's determination of the amount of your benefits under the Plan or with respect to any other decision the Plan Administrator may make regarding your interest in the Plan, the Plan contains the appeal procedure you should follow.

In brief, if the Plan Administrator determines he should deny benefits to you, the Plan Administrator will give you adequate notice. The Plan Administrator, in most cases, will make a decision within 90 days of the receipt of your claim unless special circumstances would make the rendering of a decision within the 90 days period infeasible. If an extension is required, written notice must be sent to your prior to the end of the initial 90 day period. The extension notice must indicate the special circumstances requiring the extension, and provide the time and date by which the Plan Administrator expects to render a determination based on its review. In any event, the Plan Administrator must render a decision within 180 days after its receipt of your claim for benefits.

The written notice will set forth (i) the specific reasons for the denial; (ii) the pertinent provisions of the Plan supporting the Plan Administrator's decision; (iii) a description of any additional material or information necessary for you to perfect your claim and an explanation as to why such additional material or information is necessary; and (iv) a description of the Plan's review procedures and time limits applicable to such procedures, including a statement informing you of your right to bring a civil suit under Section 502(a) of ERISA in the event of an adverse benefit determination upon review.

If you disagree with the Plan Administrator, you, or a duly authorized representative, must appeal the adverse determination in writing to the Plan Administrator within 60 days after the receipt of the notice of denial of benefits. If you fail to appeal a denial within the 60 day period, the Plan Administrator's determination will be final and binding. If you appeal to the Plan Administrator, you or your duly authorized representative must submit the issues and comments you feel are pertinent to permit the Plan Administrator to re-examine all facts and make a final determination with respect to the denial. The Plan Administrator, in most cases, will make a decision within 60 days of a request on appeal unless special circumstances would make the rendering of a decision within the 60 day period infeasible. If an extension is required, written notice must be sent to your prior to the end of the initial 60 day period. The extension notice must indicate the special circumstances requiring the extension, and provide the time and date by which the Plan Administrator expects to render a determination based on its review. In any event, the Plan Administrator must render a decision within 120 days after its receipt of a request for review.

The Plan Administrator must provide you with written notice of its benefit determination upon review. In the event that there is an adverse benefit determination, the Plan Administrator will give adequate notice in writing setting forth (i) the specific reasons for the adverse determination; (ii) the pertinent provisions of the Plan supporting the Plan Administrator's decision; (iii) your entitlement to receive copies of or have reasonable access to all documents, records, and other information relevant to your claim for benefits upon your request free of charge; and (iv) a statement informing you of your right to bring a civil suit under Section 502(a) of ERISA.

9. <u>Statement of ERISA Rights</u>

As a Participant in the Plan, you are entitled to certain rights and protections under ERISA. ERISA provides that all Plan Participants shall be entitled to:

(1) Examine without charge, at the Plan Administrator's office and at other specific locations, such as worksites, all documents governing the Plan and copies of all documents filed by the Plan with the U.S. Department of Labor, such as, latest annual reports (Form 5500 series) and Plan descriptions.

(2) Obtain copies of all Plan documents and other Plan information upon written request to the Plan Administrator. The Plan Administrator may make a reasonable charge for the copies.

Receive a summary of the Plan's annual financial report. The Plan Administrator is required by law to furnish each Participant with a copy of this summary annual report.

In addition to creating rights for Plan participants, ERISA imposes duties upon the people who are responsible for the operation of the employee benefit plan. The people who operate your Plan, called "Fiduciaries" of the Plan, have a duty to do so prudently and in the interest of you and other Plan Participants and dependents. No one, including your employer, or any other person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining a plan benefit, or exercising your rights under ERISA. If your claim for a benefit is denied or ignored, in whole or in part, you must receive a written explanation of the reason for denial. You have the right to obtain copies of documents related to your benefit decision without charge. You have the right to have the Plan review and reconsider your claim within certain time schedules.

Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request materials from the Plan, such as the Plan document or the latest annual report, and do not receive them within 30 days, you may file suit in a Federal court. In such a case, the court may require the Plan Administrator to provide the materials and pay you up to $110 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator. If you have a claim for benefits which is denied or ignored in whole or in part, you may file suit in a state or Federal court. If it should happen that the Plan fiduciaries misuse the Plan's money or if you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in a federal court. The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you lose, the court may order you to pay these costs and fees, for example, if it finds your claim is frivolous.

If you have any questions about your Plan, you should contact the Plan Administrator. If you have any questions about this statement or about your rights under ERISA, or if you need assistance in obtaining documents from the Plan Administrator, you should contact the nearest area Office of the Employee Benefits Security Administration ("EBSA"), U.S. Department of Labor listed in your telephone directory or the Division of Technical Assistance and Inquiries, EBSA, U.S. Department of Labor 200 Constitution Avenue, NW Washington, D.C. 20210. You may also obtain certain publications about your rights and responsibilities under ERISA by calling the publications hotline of the EBSA.

10. <u>No Right to Employment</u>

This Plan does not give any Participant the right to be employed by the Company. The Company expressly reserves the right to discharge any Participant for any reason not prohibited by law.

11. <u>Alienation of Benefits</u>

Except as otherwise provided by law and by contract governing any benefit offered under this Plan, no benefit under the Plan may be voluntarily or involuntarily assigned or alienated.

12. <u>Termination or Amendment</u>

Although the Company intends to maintain the Plan for an indefinite period, the Company reserves the right to amend any of the Plan terms or terminate the Plan at any time, for any reason. Any amendment shall be adopted by written resolution of the Company or its delegee. Any termination or partial termination of the Plan shall not adversely affect the payment of benefits to which Participants were entitled under the terms of the Plan prior to the date of termination or partial termination.

13. Taxes

The Company may withhold from any payment due under this Plan any taxes required to be withheld under applicable federal, state or local tax laws or regulations.

14. Governing Law

This Plan shall be governed by the laws of the State of New Jersey, except to the extent superseded by federal law.

Plan Administrator:	Hudson United Bancorp 1000 MacArthur Boulevard Mahwah, NJ 07430 201-236-2600 201-236-2669
Type of Administration:	Self-administered.
Agent for Legal Process:	Plan Administrator: Hudson United Bancorp 1000 MacArthur Boulevard Mahwah, NJ 07430
Plan Number:	507
Plan Year End:	December 31

PITNEY HARDIN LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1015

JOSEPH LUNIN

DIRECT DIAL NUMBER
973-966-8200

E-MAIL
JLUNIN@PITNEYHARDIN.COM

NEW YORK, NEW YORK
(212) 297-5800
FACSIMILE (212) 916-2940

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

February 10, 2005

VIA UNITED PARCEL SERVICE

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Omission of Shareholder Proposal

On behalf of Hudson United Bancorp ("Hudson") and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to a shareholder proposal (the "Proposal") submitted to Hudson by Gaspar Morin (the "Proponent") for inclusion in Hudson's proxy materials to be distributed in connection with its 2005 Annual Meeting of Shareholders. By letter dated January 26, 2005, the Staff of the Office of the Chief Counsel in the Division of Corporation Finance (the "Division") permitted the Proponent seven days to revise his initial proposal to limit his proposal to executive compensation. We request the confirmation of the Division that it will not recommend enforcement action if Hudson omits the Proposal from its 2005 proxy materials for the reasons set forth in this letter. To the extent that such reasons are based on matters of New Jersey law, this letter also constitutes the opinion of counsel required by Rule 14a-8(j)(2)(iii). We are admitted to practice law in New Jersey.

The Proposal was set forth in Hudson's December 15, 2004 letter to the Division.

In sum, the Proposal consists of:

(a) one whereas clause which expresses a claim of excessive cash and retirement awards far exceeding the performance of Hudson executives;

(b) a resolution which specifically requests that Hudson rescind all contracts and severance/termination agreements without compensation, as follows:

RESOLVED: Shareholders of Hudson United Bancorp request the Board of Directors rescind all contracts and severance/termination agreements without compensation.

(c) a statement in support of the Proposal.

We have enclosed six copies of this letter, and attached as Exhibit A, the Proposal and the Proponent's statement in support of the Proposal.

I. Statement of Reasons Supporting Exclusion

A. The Proposal has been Substantially Implemented by Hudson, and is excludable under Rule 14a-8(i)(10).

The Proposal seeks to rescind all employment contracts and severance/termination agreements without compensation. As stated in the Division's January 26 letter, the Proposal is excludable unless it relates solely to executive compensation. Now that we know the Proposal, as written, can only apply to executive compensation, we are of the view that the Proposal has been substantially implemented by Hudson, and therefore, is excludable from Hudson's 2005 proxy materials on the basis of Rule 14a-8(i)(10).

Hudson no longer has any individual agreements with named executive officers. All individual agreements with named executive officers have either been eliminated or effected according to their terms. The apparent genesis for the proposal stems from the termination of certain Change in Control, Severance and Employment Agreements with certain named executive officers on December 1, 2004. Hudson previously had announced its intention to terminate these agreements in its 10-Q for the third quarter of 2004 filed in November 2004. The subsequent 8-K filing substantially accompanying the termination of the agreements in December 2004 described the purpose for the termination of the agreements as a compensation strategy designed to replace individual severance and/or change-in-control agreements previously existing between the Hudson and its officers, including executive officers.

With respect to named executive officers, there is no action that Hudson can take to effect the Proponent's request. Based upon the Statement in Support of the Proposal, the proponent appears to be operating under the continued misunderstanding that the contracts and agreements with the current named executive officers are still in full force and effect, with the exception of the former corporate secretary. In this regard, the proponent states, in relevant part, that "[t]o date Hudson reached a termination agreement only with the Corporate Secretary . . . ." This statement reveals that the proponent of the Proposal is operating under the continued misimpression that all other employment contracts and severance/termination agreements with named executive officers remain in place. As fully disclosed, all remaining agreements with named executive officers were terminated in December 2004 and replaced by a company wide severance plan that applies to all employees. Any remaining employment agreements pertain to employees that were not executive officers during 2004.

We do not view the company-wide severance plan as an agreement within the meaning of the Proposal. Payment under the plan is subject to many conditions; payment is at the sole discretion of the plan administrator; plan participants do not have a contractual right to payments under the plan and the plan may be terminated or amended at any time by Hudson. As such, no employee could be considered to have an "agreement" under this company-wide plan. A copy of the company-wide severance plan was filed as Exhibit 10.1 to Hudson's Form 8-K filed on December 8, 2004, and is also attached hereto as Exhibit B.

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the exclusion of a proposal that was "moot." It also clarifies the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. *See* SEC Release No. 34-30091 (August 16, 1983). The Staff has consistently taken the position that a shareholder proposal has been substantially implemented when a company has already taken steps to fulfill the underlying goal of the proposal. *See Cisco Systems, Inc.* (August 11, 2003) (the company's existing compensation structure substantially implements the shareholder proposal recommending that the board "implement a performance-based senior executive officers compensation plan"); *AMR Corporation*, (April 17, 2000) (excluding proposal where committee members met criteria requested in the proposal). Substantial implementation does not require a "point-by-point" compliance with all items set forth in a shareholder proposal. *Texaco, Inc.* (March 28, 1991) (substantial implementation exists where the company's actions compared favorably with the conduct requested by the proposal).

Although the Proponent's letters and statements contain invective directed toward Hudson and its management, it appears that the underlying goal of the Proposal – removing "golden parachutes" – has been implemented. The termination of the employment and severance agreements with the named executive officers and the adoption of a company-wide severance policy has resulted in a treatment of all employees in a standardized manner, not on an individualized basis, upon a change in control. The implementation of the company-wide severance policy and the termination of the former employment agreements has resulted in the interest of all of Hudson's employees being similarly aligned without the "golden parachutes" that are the focus of the Proposal. Based on the foregoing, Hudson submits that the Proposal has been "substantially implemented" and, therefore, may be omitted from the 2005 proxy materials pursuant to Rule 14a-8(i)(10).

B. *The Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, it would violate New Jersey law*

We are of the view that the Proposal is excludable from Hudson's 2005 proxy materials on the basis of Rule 14a-8(i)(2) because the termination of existing contractual arrangements with executive officers without payment of compensation would violate New Jersey law.

While we believe the Proposal relates solely to named executive officers, in the event that the Proposal were construed to apply to executive officers, there are only two executive officers, Mr. Irwin Nack and Mr. John Oliver (both have the title of First Senior Vice President) that currently have such individual agreements. It is unlawful under New Jersey law to terminate the agreements of these two individuals without compensation. These individual agreements are attached hereto as Exhibit C.

Hudson cannot unilaterally terminate either of these agreements without the payment of compensation to the affected individual as the Proposal would require. For example, Mr. Oliver's agreement provides that "the Board has approved an increased severance payment to one year's salary should your position be eliminated after a change in control" and Mr. Nack's agreement provides: "In the event you lose your job through a Change of Control or through termination for any reason other than cause, you will be entitled to a severance equal to six months severance at your then base rate." These are legally valid, binding obligations of Hudson; there is simply no way to rescind these agreements without compensating the individuals. Mr. Oliver has a contractual right to protection should he be terminated after a change in control and Mr. Nack contract's entitles him to six months severance if he is terminated for any reason other than cause. If these agreements are rescinded by Hudson, the executives will have suffered damages and, under New Jersey law, must be compensated.

Pursuant to Rule 14a-8(i)(2), a corporation may omit a proposal which, if implemented, would cause the company to violate any state, federal or foreign law to which it is subject. " It is axiomatic that a party to a contract is bound by its terms." *See Spring Motors Distributors, Inc. v. Ford Motor Co., 98 N.J. 555, 579 (1985)* (a contractual duty arises from society's interest in performance of promises). In New Jersey, a party who breaches a contract without sufficient legal cause shall be liable for damages. *See First Nat. State Bank of New Jersey v. Commonwealth Fed. Sav. and Loan Ass'n of Norristown, 610 F.2d 164, 174 (3rd Cir. 1979)* (holding that object of remedy for breach of contract is to make aggrieved party whole). There has been no evidence of legal cause, sufficient or otherwise, which would allow such agreements to be legally rescinded by Hudson. The executive officers would be entitled to compensation if Hudson terminated their existing agreements in accordance with the Proposal.

Based on the foregoing, Hudson submits that implementation of the Proposal would violate New Jersey law and, therefore, may be omitted from the 2005 proxy materials pursuant to Rule 14a-8(i)(2).

III. Failure of Proponent to Send December 26, 2004 Response Letter to Hudson

The Proponent's letter dated December 26, 2004 prepared in response to Hudson's December 15, 2004 letter to the Division was never received by Hudson. Hudson did not know of this letter until the Division's response to Hudson's letter. Had Hudson been aware of the Proponent's December 26, 2004 letter, Hudson would have prepared an appropriate response to such letter and this could have influenced the Division's initial determination in this matter. Hudson feels that it was disadvantaged in the process by the failure of the Proponent to send his letter to Hudson and requests that the Division reconsider its position relating to exclusion of the Proposal and further advise the Proponent to send all further correspondence with the Division regarding this matter to Hudson.

IV. Conclusion

For the foregoing reasons, Hudson believes the Proposal is excludable under Rule 14a-8 and the Proponent should not be given another opportunity to revise the Proposal. If the Division does not concur with Hudson's position we would appreciate an opportunity to confer with the Division concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call the undersigned at (973) 966-8200 or David Geary at (973) 966-8224 if you have any questions or need additional information.

Very truly yours,



JOSEPH LUNIN

Enclosure

cc: Gaspar Morin
Tim Matteson, Esq.

EXHIBIT A

G. M. Morin
1050 Cumbermeade Road
Fort Lee, New jersey 07024

November 15, 2004

Ms. D. Lynn Van Borkulo-Nuzzo
Corporate Secretary
Hudson United Bancorp
1000 Macarthur Blvd.
Mahwah, New Jersey 07430

Dear Ms. D. Lynn Van Borkulo-Nuzzo,

As a shareholder of record for a long period of time, in both company record and street name, I wish to submit a proposal for shareholder vote (attached). Based on your latest Proxy Statement, the deadline for submitting a proposal for the next annual meeting is November 19, 2004. Accordingly, I am sending my proposal to you via certified mail to guarantee you will receive it a couple of days prior to the deadline.

The record holder of my securities is Charles Schwab and their letter (attached) verifies that as of today I have continuously held HU securities with at least $2,000 in market value for at least one year, as is required for shareholder proposal eligibility.

I will continue to hold all my HU securities through the date of the meeting of shareholders at which I will appear in person.

Yours truly,



cc: Kenneth T. Neilson - CEO
James W. Nall - CFO
David A. Rosow - Chairperson Audit Committee
John H. Tatigian, Jr., - Chairperson Compensation Committee

WHEREAS: Hudson's SEC Filings reveal excessive cash and retirement awards far exceeding Executive performance.

RESOLVED: Shareholders of Hudson United Bancorp request the Board of Directors rescind all contracts and severance/termination agreements without compensation.

Statement in Support of Proposal

Executive contracts and severance agreements should be rescinded because they are excessive and shareholder value has diluted significantly due to Executive negligence.

As required by Sarbanes-Oxley, in 2003 Hudson Executives certified effectiveness of controls when submitting SEC Filings irrespective of four different money-laundering schemes: Camden County, Hudson County, Hudson's SVP Neives conviction, and Broad Street. In December 2003 Hudson terminated the Broad Street business costing $3,000,000 and subsequently paid New York District Attorney's Office $5,000,000 to settle a criminal investigation. Because of Hudson's failure to comply with the Bank Secrecy Act and U.S. Patriot Act, the FDIC issued a Cease-and-Desist Order.

After shareholder requests, Hudson Executives failed to properly investigate potential insider trading violations. Stock transactions of Hudson and stocks of banks acquired by Hudson indicate numerous possible violations of insider trading rules. Example: 1999 acquisition of Jeffbanks, Page 31 of Form Type 424B3 filed on August 17, 1999 with the SEC states *"Hudson United Board of Directors met on May 18, 1999"* and *"unanimously approved moving forward with the merger"*. Within three days Jeffbanks' stock volume increased tenfold and the market price increased by 35% from $21.00 to $28.75. Hudson and Jeffbanks entered into merger agreement on June 28, 1999 and made the agreement available for public dissemination on June 29, 1999. Merger was consummated on November 30, 1999 and on that day Jeffbanks closed at $30.13, just $1.38 over the May 21st $28.75 high, indicating the buyers in the initial three day window knew the offer price. Jeffbanks is one of over 30 acquisitions Hudson made in a decade.

In latest 10-Q Hudson said "*as consideration for the termination of existing change-in-control and employment agreements, the Company expects to make payments to 14 members of senior management*" and announced a $7,900,000 allocation for termination of agreements with executives. To date Hudson reached a termination agreement only with the Corporate Secretary paying $1,000,000 in cash plus approximately $500,000 in other benefits, ostensibly replacing her golden parachute with immediate cash. Additionally the Board approved giving the CEO 10 extra years of service to meet eligibility requirements for RULE OF 85 retirement in order to qualify for a pension paying him approximately $900,000 a year for life.

Under New Jersey law bank executives with contracts and severance agreements are At-will-employees and as such have one-sided contracts that the Bank does not have to honor because there is no contractual liability. Hudson's Directorate will be negligent in their fiduciary duty to shareholders if they permit parachute and severance payments when New Jersey Law gives them leeway to rescind the contracts and dishonest if they camouflage these payments with immediate cash or other compensation.

charles SCHWAB

Bergen County Investment Center
61 S Paramus Rd 3rd Fl Paramus NJ 07652
tel (201) 909 2540 fax (201) 909 2550

November 15, 2004

Ms. D. Lynn Van Borkulo-Nuzzo
Corporate Secretary
Hudson United Bancorp
1000 MacArthur Blvd.
Mahwah, NJ 07460

Re: Account holder: Gasper M. Morin

Dear Ms. Van Borkuli-Nuzzo,

Mr. Gaper M. Morin has owned 100 shares of Hudson United Bancorp continuously in his account for the past twelve months as of today.

Sincerely,



K. Bok Lee
Investment Consultant

EXHIBIT B

HUDSON UNITED BANCORP
SEVERANCE PLAN AND
SUMMARY PLAN DESCRIPTION

HUDSON UNITED BANCORP
SEVERANCE PLAN AND SUMMARY PLAN DESCRIPTION

INTRODUCTION

Hudson United Bancorp (the "Company") located at 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Employer Identification Number: 22-2405746, hereby adopts the Hudson United Bancorp Severance Plan (the "Plan") effective December 1, 2004 for its eligible employees. This document should be referred to in case a question arises under the Plan. This document is intended to serve as the Plan document as well as the summary plan description. If after reading the Plan you have any questions, please ask the Plan Administrator identified on the last page.

1. Purpose of the Plan

The Company established a severance plan known as the Hudson United Bancorp Severance Plan as set forth in this document. The Plan was adopted by the Company to provide Severance Pay to Employees whose employment with the Company terminates under the conditions provided for by this Plan. The Plan is an unfunded employee welfare benefit plan.

The Company expects that our attention to providing differentiated service to our customers will result in growth and full employment and that reductions in staff through layoffs will not be necessary. However, if economic or business conditions create an unusual situation that makes it necessary to cut back our work force, the need for each job will be reviewed carefully. Also, each employee's record will be reviewed. The needs of the Company and employee qualifications, along with past performance of each employee, will be the criteria upon which such decisions are made.

There shall be no duplication of Severance Pay under the Plan. This Plan supersedes all oral and written severance policies or plans of the Company; provided, however severance benefits provided under any individual Change in Control Agreements or individual employment agreements shall be superseded only if agreed to by the individual, and, if not so agreed, this Plan shall not apply to such individuals.

2. Definitions.

The following terms when used herein shall have the following meanings unless a different meaning is plainly required by the context:

a. "Plan Administrator" shall mean the named fiduciary appointed by the Committee.

b. "Base Salary" shall mean the amount the Participant is entitled to receive as wages or salary on an annualized basis, excluding all bonus, overtime, shift differential, or incentive compensation, payable by the Company as consideration for the Participant's services, as determined on the date immediately preceding Termination.

c. "Committee" shall mean the Compensation Committee of the Board of Directors of the Hudson United Bancorp.

d. "Company" shall mean Hudson United Bancorp.

e. "Effective Date" shall mean December 1, 2004.

f. "Employee" for purposes of the Plan shall mean any full or part time employee of the Company on the Company's payroll, excluding any individual who is paid by a third party and later reclassified as a common law employee of the Company, or any individual who the Company treats as an independent contractor even if such individual is later reclassified as a common law employee.

g. "Participant" shall mean an Employee who satisfies the eligibility requirements under Section 3a. of the Plan.

h. "Plan Year" shall mean the calendar year.

i. "Plan" shall mean this Hudson United Bancorp Severance Plan as amended from time to time.

j. "Severance Pay" shall mean any lump sum payment made to a Participant solely on account of eligibility to receive such payment under this Plan.

k. "Termination" shall mean the date an Employee ceases to actively perform services for the Company.

l. "Years of Service" shall mean the period of service with the Company commencing on the Participant's most recent employment date and ending on the Participant's date of Termination. Years of Service with a predecessor employer shall be taken into account only if so specified in the acquisition agreement with such predecessor employer. A completed Year of Service shall mean a 365 day period, ending on the anniversary of the employment date.

3. Severance Pay - Eligibility

a. Eligibility

Each Employee of the Company on the Effective Date will automatically become a Participant in this Plan. Each other Employee of the Company will become a Participant in the Plan coincident with his or her date of hire.

b. Terminations Which Give Rise to Severance Pay

A Participant is entitled to receive Severance Pay if the Company permanently terminates the Participant's employment due to (i) retrenchment; (ii) conversion of a full time position to a part-time position (and the Participant refuses to accept said position); or (iii) a reduction in force. In addition to the foregoing, a Participant may be entitled to Severance Pay due to any other condition which the Company considers to be sufficient to entitle an Employee to Severance Pay.

c. Terminations Which Do Not Give Rise to Severance Pay

Notwithstanding the foregoing, you are not entitled to receive Severance Pay if your employment is terminated on account of death, disability, retirement, voluntary termination or gross misconduct as determined by the Plan Administrator in his discretion. Gross misconduct is generally defined as lying, stealing, disclosing confidential information, falsifying time or expense reports, insubordination, violation of Company policies or procedures, gross dereliction of duty or other conduct contrary to the Company's interests. The Plan Administrator, in his discretion, can deny Severance Pay for any other reason.

The provisions of this Plan shall not be applicable in the event that an Employee's employment is terminated in connection with a sale of assets by the Company, or of any subsidiary of the Company, provided that such Employee is offered substantially similar employment at substantially the same salary by the purchaser of the assets and the assets being sold are substantially those connected with the Employee's employment.

d. Receipt of Severance Pay

Severance Pay shall be payable as soon as practicable following the 7th day after the Participant submits a signed and notarized General Release and Agreement to the Plan Administrator. The receipt of any Severance Pay hereunder is conditioned on a written release of all claims against the Company in the form provided by the Plan Administrator. In addition, the receipt of Severance Pay hereunder is conditioned for the Chairman, President, Chief Executive Officer and any Executive Vice President on the receipt of an executed non-compete as further described below.

4. Amount of Severance Pay

a. Non-officer Severance Pay

Each Participant who is not an officer of the Company shall receive Severance Pay in an amount equal to one week of Base Salary for each completed Year of Service, not to exceed twenty-six (26) weeks.

b. Officer Severance Pay

Each Participant who is an Officer shall receive Severance Pay in an amount determined in accordance with the following schedule:

All Officers up to and including Vice Presidents	- Five (5) weeks of Base Salary if the Participant has completed between zero (0) and four (4) Years of Service;
	- Ten (10) weeks of Base Salary if the Participant has completed between five (5) and nine (9) Years of Service;
	- Twenty (20) weeks of Base Salary if the Participant has completed between ten (10) and fourteen (14) Years of Service; and
	- Twenty six (26) weeks of Base Salary if the Participant has completed fifteen (15) Years of Service or more.
Senior/First Senior Vice Presidents	- Thirteen (13) weeks of Base Salary if the Participant has completed between zero (0) and four (4) Years of Service;
	- Twenty six (26) weeks of Base Salary if the Participant has completed between five (5) and nine (9) Years of Service;
	- Thirty nine (39) weeks of Base Salary if the Participant has completed between ten 10 and fourteen (14) Years of Service; and
	- Fifty two (52) weeks of Base Salary if the Participant has completed fifteen (15) Years of Service or more.
Executive Vice President President Chief Executive Officer Chairman	- Twenty six (26) weeks of Base Salary if the Participant has completed between zero (0) and four (4) Years of Service; and
	- Fifty two (52) weeks of Base Salary if the Participant has completed five (5) Years of Service or more.

In addition to the weeks of Base Salary set forth above, the Severance Pay for an Executive Vice President, President, Chief Executive Officer and the Chairman shall include an amount equal to the highest annual bonus received during or for the two calendar years immediately preceding their date of Termination; provided, however, that the aggregate Severance Pay shall in no event exceed two times the Participant's Base Salary.

The receipt of any Severance Pay by an Executive Vice President, President, Chief Executive Officer or Chairman shall be conditioned upon such person entering into a binding agreement with the Company providing that such person, for a period of two years following the date of termination, shall not, for himself or on behalf of any other person or entity, directly or indirectly, (i) be employed in any capacity or serve as a director or consultant for a commercial bank, savings bank or savings association insured by the FDIC in the States in which the Company (or any affiliate of the Company) maintains a branch or office at the date of termination, or (ii) solicit, divert, take away or attempt to take away any customers of the Company (or any affiliate of the Company) or the business of any such customers or in any way interfere with, disrupt or attempt to disrupt any then-existing relationships between the Company (or any affiliate of the Company) and any of its customers.

5. Employee Benefit Plan Coverage

The Severance Pay described herein above shall be paid in a lump sum, less applicable taxes. Severance Pay shall be in addition to, and not in lieu of, all other accrued or vested benefits which may be owed to a Participant following termination including, but not, limited to, accrued vacation pay, pension benefits, amounts or benefits payable under any bonus or other compensation plan or contract, life insurance plan, health plan, or disability plan. If an Employee has a contract providing specific severance payments, he or she shall not be entitled to payments under this Plan unless such payments are waived.

6. Funding

There shall be no special fund out of which payments shall be paid, or shall Participants be required to make a contribution as a condition of receiving payments. Payments shall be made from the general funds of the Company.

7. Administration

a. The Plan shall be administered by the Plan Administrator, as the named fiduciary of the Plan under Section 3(16)(A) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The provisions of Part 4 of Title 1 of ERISA are incorporated by reference as part of the Plan to define and govern the actions of the Plan Administrator and other fiduciaries hereunder.

b. The Plan Administrator will have full power to administer the Plan in all of its details, subject to applicable requirements of law. For this purpose, the Plan

Administrator's powers will include, but will not be limited to, the following authority, in addition to all other powers provided by this Plan.

(i) To make and enforce such rules and regulations as it deems necessary or proper for the efficient administration of the Plan.

(ii) To interpret the Plan, his interpretation thereof in good faith to be final and conclusive on all persons claiming benefits under the Plan;

(iii) To decide all questions concerning the Plan and the eligibility of any person to participate in the Plan;

(iv) To appoint such agents, counsel, accountants, consultants and other persons as may be required to assist in administering the Plan; and

(v) To allocate and delegate his responsibilities under the Plan and to designate other persons to carry out any of its responsibilities under the Plan.

8. Claims Procedures

You need not file a formal claim with the Plan Administrator in order to receive benefits under the Plan. When an event occurs which entitles you to a distribution of Severance Pay under the Plan, the Plan Administrator will automatically notify you regarding payment of the benefit.

However, if you disagree with the Plan Administrator's determination of the amount of your benefits under the Plan or with respect to any other decision the Plan Administrator may make regarding your interest in the Plan, the Plan contains the appeal procedure you should follow.

In brief, if the Plan Administrator determines he should deny benefits to you, the Plan Administrator will give you adequate notice. The Plan Administrator, in most cases, will make a decision within 90 days of the receipt of your claim unless special circumstances would make the rendering of a decision within the 90 days period infeasible. If an extension is required, written notice must be sent to your prior to the end of the initial 90 day period. The extension notice must indicate the special circumstances requiring the extension, and provide the time and date by which the Plan Administrator expects to render a determination based on its review. In any event, the Plan Administrator must render a decision within 180 days after its receipt of your claim for benefits.

The written notice will set forth (i) the specific reasons for the denial; (ii) the pertinent provisions of the Plan supporting the Plan Administrator's decision; (iii) a description of any additional material or information necessary for you to perfect your claim and an explanation as to why such additional material or information is necessary; and (iv) a description of the Plan's review procedures and time limits applicable to such procedures, including a statement informing you of your right to bring a civil suit under Section 502(a) of ERISA in the event of an adverse benefit determination upon review.

If you disagree with the Plan Administrator, you, or a duly authorized representative, must appeal the adverse determination in writing to the Plan Administrator within 60 days after the receipt of the notice of denial of benefits. If you fail to appeal a denial within the 60 day period, the Plan Administrator's determination will be final and binding. If you appeal to the Plan Administrator, you or your duly authorized representative must submit the issues and comments you feel are pertinent to permit the Plan Administrator to re-examine all facts and make a final determination with respect to the denial. The Plan Administrator, in most cases, will make a decision within 60 days of a request on appeal unless special circumstances would make the rendering of a decision within the 60 day period infeasible. If an extension is required, written notice must be sent to your prior to the end of the initial 60 day period. The extension notice must indicate the special circumstances requiring the extension, and provide the time and date by which the Plan Administrator expects to render a determination based on its review. In any event, the Plan Administrator must render a decision within 120 days after its receipt of a request for review.

The Plan Administrator must provide you with written notice of its benefit determination upon review. In the event that there is an adverse benefit determination, the Plan Administrator will give adequate notice in writing setting forth (i) the specific reasons for the adverse determination; (ii) the pertinent provisions of the Plan supporting the Plan Administrator's decision; (iii) your entitlement to receive copies of or have reasonable access to all documents, records, and other information relevant to your claim for benefits upon your request free of charge; and (iv) a statement informing you of your right to bring a civil suit under Section 502(a) of ERISA.

9. Statement of ERISA Rights

As a Participant in the Plan, you are entitled to certain rights and protections under ERISA. ERISA provides that all Plan Participants shall be entitled to:

(1) Examine without charge, at the Plan Administrator's office and at other specific locations, such as worksites, all documents governing the Plan and copies of all documents filed by the Plan with the U.S. Department of Labor, such as, latest annual reports (Form 5500 series) and Plan descriptions.

(2) Obtain copies of all Plan documents and other Plan information upon written request to the Plan Administrator. The Plan Administrator may make a reasonable charge for the copies.

Receive a summary of the Plan's annual financial report. The Plan Administrator is required by law to furnish each Participant with a copy of this summary annual report.

In addition to creating rights for Plan participants, ERISA imposes duties upon the people who are responsible for the operation of the employee benefit plan. The people who operate your Plan, called "Fiduciaries" of the Plan, have a duty to do so prudently and in the interest of you and other Plan Participants and dependents. No one, including your employer, or any other person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining a plan benefit, or exercising your rights under ERISA. If your claim for a benefit is denied or ignored, in whole or in part, you must receive a written explanation of the reason for denial. You have the right to obtain copies of documents related to your benefit decision without charge. You have the right to have the Plan review and reconsider your claim within certain time schedules.

Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request materials from the Plan, such as the Plan document or the latest annual report, and do not receive them within 30 days, you may file suit in a Federal court. In such a case, the court may require the Plan Administrator to provide the materials and pay you up to $110 a day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Plan Administrator. If you have a claim for benefits which is denied or ignored in whole or in part, you may file suit in a state or Federal court. If it should happen that the Plan fiduciaries misuse the Plan's money or if you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in a federal court. The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you lose, the court may order you to pay these costs and fees, for example, if it finds your claim is frivolous.

If you have any questions about your Plan, you should contact the Plan Administrator. If you have any questions about this statement or about your rights under ERISA, or if you need assistance in obtaining documents from the Plan Administrator, you should contact the nearest area Office of the Employee Benefits Security Administration ("EBSA"), U.S. Department of Labor listed in your telephone directory or the Division of Technical Assistance and Inquiries, EBSA, U.S. Department of Labor 200 Constitution Avenue, NW Washington, D.C. 20210. You may also obtain certain publications about your rights and responsibilities under ERISA by calling the publications hotline of the EBSA.

10. No Right to Employment

This Plan does not give any Participant the right to be employed by the Company. The Company expressly reserves the right to discharge any Participant for any reason not prohibited by law.

11. Alienation of Benefits

Except as otherwise provided by law and by contract governing any benefit offered under this Plan, no benefit under the Plan may be voluntarily or involuntarily assigned or alienated.

12. Termination or Amendment

Although the Company intends to maintain the Plan for an indefinite period, the Company reserves the right to amend any of the Plan terms or terminate the Plan at any time, for any reason. Any amendment shall be adopted by written resolution of the Company or its delegee. Any termination or partial termination of the Plan shall not adversely affect the payment of benefits to which Participants were entitled under the terms of the Plan prior to the date of termination or partial termination.

13. Taxes

The Company may withhold from any payment due under this Plan any taxes required to be withheld under applicable federal, state or local tax laws or regulations.

14. Governing Law

This Plan shall be governed by the laws of the State of New Jersey, except to the extent superseded by federal law.

Plan Administrator:	Hudson United Bancorp 1000 MacArthur Boulevard Mahwah, NJ 07430 201-236-2600 201-236-2669
Type of Administration:	Self-administered.
Agent for Legal Process:	Plan Administrator: Hudson United Bancorp 1000 MacArthur Boulevard Mahwah, NJ 07430
Plan Number:	507
Plan Year End:	December 31

EXHIBIT C

HUDSON UNITED BANK HUB

MEMORANDUM

To: Mr. John Oliver

From: Kenneth T. Neilson

Date: September 3, 2003

Subject: **Special Severance Protection**

The Board is aware and appreciates the contributions you have made to the Company in the performance of your responsibilities. In recognition of your contributions and to ease any concerns you may have while rumors are circulating, the Board has approved an increased severance payment to one year's salary should your position be eliminated after a change in control.

Please do not construe this increased protection as indicating confirmation that any of the circulating rumors are true. We only want you to know that your efforts are appreciated.

____

Kenneth T. Neilson

1000 MacArthur Boulevard
Mahwah, NJ 07430
1 800 HUB LINK (482-5465)

HUDSON UNITED BANK® 

February 2, 2004

Mr. Irwin Nack

Dear Irwin:

I am pleased to confirm our offer of employment to you to join Hudson United Bank under the following terms:

Title:	**First Senior Vice President, BSA/AML Compliance Officer**
Reporting to:	Kenneth Neilson, Chairman, President & CEO (with dotted line reporting to the Audit Committee of the Board of Directors)
Responsibilities:	BSA, AML, Compliance and Regulatory Affairs
Annual Salary:	Your bi-weekly salary will be $7,692.30, which equates to $200,000 per year.
Sign on Bonus:	You will receive a special bonus equal to $100,000.00, to be paid to you upon hire. In the event that you leave the Bank, within a year from hire, either voluntarily or through a termination for cause, you will be obligated to pay the amount of the sign-on bonus back to the Bank.
Severance:	In the event you lose your job through a Change of Control or through termination for any reason other than cause, you will be entitled to a severance equal to six months severance at your then base rate.
Restricted Stock:	You will be awarded 1,500 shares of Restricted Stock of Hudson United Bank. The stock will vest 33% 3, 4 and 5 years from date of award. In the event you lose your job through a Change of Control or through termination for any reason other than cause, these shares will become fully vested and exercisable immediately following the Change in Control or termination.
Bonus Program:	You will be eligible, under the terms and conditions of the plan, to participate in the Bank's Annual Bonus Award program participating at the First Senior Vice President level. Awards are contingent upon the attainment of Bank, departmental and individual goals. For Bonus Plan year 2004, the bonus award target is set at 15%; bonus award will be capped at 50% of base salary.

Annual Performance Evaluation:

Performance evaluations are conducted annually with a formal review in December for all employees. In conjunction with these reviews, salary is reviewed. Salary increase consideration will include performance, the economic environment, last increase and other relevant matters. Salary increases are not automatic. For the first year of employment, performance evaluation related increases will be pro-rated to reflect the length of time with the Bank.



Benefits: You will be eligible for the following benefits:

- Medical and Dental insurance first of the month after 1 month of employment. The medical plans we currently offer do not have pre-existing condition clauses.
- Life and AD&D insurance (1 times your base salary) first of the month after 1 month of employment.
- LTD (50% of base salary) first of the month after 1month of employment.
- Four weeks vacation beginning in 2004.
- Pension eligibility accrual begins after 6 months of employment. 100% vesting occurs after 5 years of service.
- You may elect to participate in the company's 401k plan commencing on January 1st or July 1st of each year, provided you have completed 6 months of service or 1,000 hours. The 401k plan presently matches 50% of an employee's base salary contributions, up to 6% of salary.

If you have any questions or concerns, please do not hesitate to give me a call. It is my understanding that you will be joining us on March 1, 2004.

Irwin, we look forward to you joining our organization.

Sincerely,



Jeff McDonough
First Senior Vice President
Director of Human Resources
(201)236-2661

This letter should not be construed to be a contract or a promise of continued employment. Hudson United Bank is an at will employer. The offer of employment is also made in reliance upon the facts stated in your resume, employment application and/or the interviews conducted.

Hudson United Bank reserves the right to alter or change its Benefits Program or other discretionary benefit or compensation programs, based on business conditions or other objective criteria. Please refer to summary plan descriptions for detailed information about each plan.

PITNEY HARDIN LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1015

JOSEPH LUNIN

DIRECT DIAL NUMBER
973-966-8200

E-MAIL
JLUNIN@PITNEYHARDIN.COM

NEW YORK, NEW YORK
(212) 297-5800
FACSIMILE (212) 916-2940

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

February 17, 2005

VIA UNITED PARCEL SERVICE

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Morin Shareholder Proposal

At the request of Hudson United Bancorp ("Hudson") we are submitting this letter to the Office of the Chief Counsel in response to a letter we received from Mr. Gaspar Morin (the "Proponent") on February 15, 2005. The letter was apparently also submitted to the Office of the Chief Counsel and is attached as Exhibit A. Much as we do not want to have to write this letter we believe that the Proponent's latest diatribe should not go unchallenged.

The Proponent neglects to provide the context in which his Proposal was made and seems to be attempting to mislead the Staff with respect to Hudson's motives behind its changes to its compensation policies. The Proponent implies that Hudson changed its compensation arrangements in response to its receipt of his Proposal. How the Proponent is familiar with the thought process of Hudson is not clear; nevertheless his assertions are patently false.

First, Hudson's compensation program was not changed overnight or in response to the Proponent's proposal. Changing compensation is a delicate matter that involves discussions among a wide group of persons. Hudson evaluated its compensation policies for several months prior to its enactment of changes.

Second, the timeline in the Proponent's letter neglects to reference that Hudson's Quarterly Report on Form 10-Q was filed on November 9, 2005, six days prior to Hudson's receipt of the Proposal. This filing date is key because Hudson disclosed the following in its Form 10-Q:

> As part of the Company's ongoing review of its compensation strategies, effective September 27, 2004, the Company accelerated the vesting of restricted stock awards made to its executive officers. The Company expects to eliminate change-in-control agreements and employment agreements, including those that effect executive officers. In connection with the termination of these agreements, the Company expects to amend its company-wide severance policy and no longer enter into separately negotiated agreements. As consideration for the termination of existing change-in-control and employment agreements, the Company expects to make payments to 14 members of senior management.

It seems that this Form 10-Q disclosure revived the Proponent's vendetta against Hudson, for he submitted the Proposal shortly thereafter. Indeed, despite Hudson having publicly disclosed that it intended to eliminate executive officer employment agreements, the Proponent nevertheless submitted a Proposal that he must have believed would be moot in a matter of weeks because Hudson would no longer have the type of contracts he was trying to eliminate. In our view, this provides more evidence that the Proponent has a personal grievance against Hudson, apparently arising from the fact that the Proponent's brother was discharged by Washington Savings Bank in 1990, prior to its acquisition by Hudson.

Hudson maintains, for the reasons set forth in its February 8, 2005 request for reconsideration letter, that the Proposal is excludable under Rule 14a-8. If the Division does not concur with Hudson's position we would appreciate an opportunity to confer with the Division concerning these matters prior to the issuance of its response to Hudson's request for reconsideration.

Please call the undersigned at (973) 966-8200 or David Geary at (973) 966-8224 if you have any questions or need additional information.

Very truly yours,



JOSEPH LUNIN

Enclosure
cc: Gaspar Morin
Tim Matteson, Esq.

EXHIBIT A

G. M. Morin
1050 Cumbermeade Road
Fort Lee, New Jersey 07024

February 9, 2005

VIA United States Postal Service Overnight Express Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hudson United Bancorp Shareholder Proposal by Gasper Morin

This rebuttal is in response to Hudson United Bancorp's February 8, 2005 "Request of Omission of Revised Shareholder Proposal". I have enclosed six copies of this letter along with exhibits to support my request that the Staff of the Office of the Chief Counsel in the Division of Corporation Finance (the "Division") recommend enforcement action if Hudson omits my revised Proposal from its 2005 proxy material. A copy of this letter is also being sent VIA certified mail to Hudson United Bancorp.

Proposal Timeline

November 12, 2004 – Proponent submits Proposal to Hudson United Bancorp
December 1, 2004 – Hudson United implements new plan to make severance payments to their Executive Officers (Exhibit A) and on December 6, 2004 makes payments
December 15, 2004 - Hudson United Bancorp submits No-Action Request to SEC
December 27, 2004 – Proponent submits Response to No-Action Request
January 26, 2005 – SEC submits Response to No-Action Request
February 2, 2005 – Proponent submits Revised Proposal to Hudson United Bancorp
February 8, 2005 – Hudson submits Request of Omission of Revised Proposal

Statement of Reasons Supporting Inclusion

Proponent submitted November 12, 2004 Proposal prior to a December 1, 2004 plan which on December 6, 2004 compensated Executive Officers, ostensibly replacing their golden parachutes with immediate cash. Hudson knew about the proposal and instead of waiting for the SEC response, Hudson intentionally accelerated the payment process and in effect created a condition whereby they can state that the SEC and the shareholders accept all payments as a fait accompli and the placing of the proposal for shareholder vote in their proxy statement as unnecessary. Additionally, in their December 15, 2004 No-Action Request, Hudson failed to use the fait accompli argument even thought they were fully aware they had already paid their Executive Officers. I suspect they calculated that submitting a No-Action Request just 9 days after replacing golden parachutes with immediate cash might be viewed as obscene and an opportunity existed enabling them to submit the fait accompli argument at a future date in another omission request should the SEC rule in favor of inclusion.

Also, based on Hudson's own admission in their February 8, 2005 Omission Request (page 4 paragraph starting with "While we believe....") there are other employment contracts with Executive Officers which have not yet been cashed. Additionally, other Executive compensation contracts exist. Hudson failed to submit to you a complete Form 8 filing of December 2004 reflecting employment related agreements with Kenneth Neilson. "Gross-up Agreement for Kenneth Neilson" (Exhibit B) was signed on December 1, 2004. In addition Mr. Neilson has an employment related agreement as to additional 10 years of service that will pay Mr. Neilson approximately $900,000 per year in un-due retirement payments. These employment contracts reflect existence of agreements specified in the proposal.

Hudson's claim that I failed to send my December 26, 2004 Response Letter to them is totally false. On December 27, 2004 I mailed a copy of my Response Letter to Hudson's Corporate Secretary Ms. D. Lynn Van Borkulo-Nuzzo. Additionally, if Hudson really feels "disadvantaged", why did they not rebut any points off my Response Letter in their February 8, 2008 Request of Omission of Revised Proposal? One would conclude that Hudson is disingenuous with their "disadvantaged" claim.

For the foregoing reasons, I believe Hudson include my Proposal in their 2005 proxy material. If the SEC feels I should revise the Proposal, I would welcome the opportunity to do so.

Yours truly,



Exhibit A

THIS LETTER AGREEMENT (the "Agreement"), is made this 1 day of December, 2004, among Hudson United Bancorp, a New Jersey corporation, Hudson United Bank, a New Jersey state chartered bank (collectively, the "Company"), that maintain principal offices at 1000 MacArthur Boulevard, Mahwah, New Jersey, and Kenneth T. Neilson (the "Executive").

1. In consideration of a payment by the Company of $2,625,000.00, receipt of which is hereby acknowledged by the Executive, the Change in Control, Severance and Employment Agreement entered into between the Company and the Executive, as amended on September 17, 2003, is hereby terminated. The Company and the Executive agree that such payment relieves the Company of all obligations and terminates all rights of the Executive under such Change in Control, Severance and Employment Agreement.

2. The only benefits payable by the Company to the Executive arising from the Company's termination of employment of the Executive with the Company or its subsidiaries shall be those, if any, set forth in the new Company-wide severance plan, adopted by the Company on December 1, 2004.

3. The terms of this Agreement shall be governed by, and interpreted and construed in accordance with, the laws of New Jersey. This Agreement supersedes all prior agreements and understandings with respect to the matters covered hereby. Any amendment of this Agreement may be made only in a writing executed by the Company and the Executive, and no amendment or termination of this Agreement shall be effective unless and until made in such a writing. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

IN WITNESS WHEREOF, the Company has caused this Letter Agreement to be signed by its duly authorized representatives pursuant to the authority of its Board of Directors' Compensation Committee, and the Executive has personally executed this Letter Agreement, as his own act, all as of the day and year first above written.

ATTEST:	HUDSON UNITED BANCORP AND HUDSON UNITED BANK
/s/ Ann LaCarrubba	By: /s/ John H. Tatigian, Jr.
Ann LaCarrubba, Assistant Corporate Secretary	John H. Tatigian, Jr., Chairperson, Compensation Committee
WITNESS:	EXECUTIVE
/s/ Victoria S. Freund	/s/ Kenneth T. Neilson
Victoria S. Freund	Kenneth T. Neilson

THIS LETTER AGREEMENT (the "Agreement"), is made this 1 day of December, 2004, among Hudson United Bancorp, a New Jersey corporation, Hudson United Bank, a New Jersey state chartered bank (collectively, the "Company"), that maintain principal offices at 1000 MacArthur Boulevard, Mahwah, New Jersey, and James Mayo (the "Executive").

1. In consideration of a payment by the Company of $306,800.00, receipt of which is hereby acknowledged by the Executive, the Change in Control, Severance and Employment Agreement entered into between the Company and the Executive, as amended on September 17, 2003, is hereby terminated. The

Company and the Executive agree that such payment relieves the Company of all obligations and terminates all rights of the Executive under such Change in Control, Severance and Employment Agreement.

2. The only benefits payable by the Company to the Executive arising from the Company's termination of employment of the Executive with the Company or its subsidiaries shall be those, if any, set forth in the new Company-wide severance plan, adopted by the Company on December 1, 2004.

3. The terms of this Agreement shall be governed by, and interpreted and construed in accordance with, the laws of New Jersey. This Agreement supersedes all prior agreements and understandings with respect to the matters covered hereby. Any amendment of this Agreement may be made only in a writing executed by the Company and the Executive, and no amendment or termination of this Agreement shall be effective unless and until made in such a writing. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

IN WITNESS WHEREOF, the Company has caused this Letter Agreement to be signed by its duly authorized representatives pursuant to the authority of its Board of Directors' Compensation Committee, and the Executive has personally executed this Letter Agreement, as his own act, all as of the day and year first above written.

ATTEST:

/s/ Ann LaCarubba

Ann LaCarrubba, Assistant Corporate Secretary

HUDSON UNITED BANCORP AND HUDSON UNITED BANK

By: /s/ John H. Tatigian, Jr.

John H. Tatigian, Jr., Chairperson, Compensation Committee

WITNESS:

/s/ Victoria S. Freund

Victoria S. Freund

EXECUTIVE

/s/ James Mayo

James Mayo

THIS LETTER AGREEMENT (the "Agreement"), is made this 1 day of December, 2004, among Hudson United Bancorp, a New Jersey corporation, Hudson United Bank, a New Jersey state chartered bank (collectively, the "Company"), that maintain principal offices at 1000 MacArthur Boulevard, Mahwah, New Jersey, and Thomas R. Nelson (the "Executive").

1. In consideration of a payment by the Company of $855,500.00, receipt of which is hereby acknowledged by the Executive, the Change in Control, Severance and Employment Agreement entered into between the Company and the Executive, as amended on September 17, 2003, is hereby terminated. The Company and the Executive agree that such payment relieves the Company of all obligations and terminates all rights of the Executive under such Change in Control, Severance and Employment Agreement.

2. The only benefits payable by the Company to the Executive arising from the Company's termination of employment of the Executive with the Company or its subsidiaries shall be those, if any, set forth in the new Company-wide severance plan, adopted by the Company on December 1, 2004.

3. The terms of this Agreement shall be governed by, and interpreted and construed in accordance with, the laws of New Jersey. This Agreement supersedes all prior agreements and understandings with respect to the matters covered hereby. Any amendment of this Agreement may be made only in a writing executed by

the Company and the Executive, and no amendment or termination of this Agreement shall be effective unless and until made in such a writing. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

IN WITNESS WHEREOF, the Company has caused this Letter Agreement to be signed by its duly authorized representatives pursuant to the authority of its Board of Directors' Compensation Committee, and the Executive has personally executed this Letter Agreement, as his own act, all as of the day and year first above written.

ATTEST: HUDSON UNITED BANCORP AND HUDSON UNITED BANK

/s/ Ann LaCarrubba
Ann LaCarrubba, Assistant Corporate Secretary

By: /s/ John H. Tatigian, Jr.
John H. Tatigian, Jr., Chairperson, Compensation Committee

WITNESS: EXECUTIVE

/s/ Kenneth T. Neilson
Kenneth T. Neilson

/s/ Thomas Nelson
Thomas Nelson

THIS LETTER AGREEMENT (the "Agreement"), is made this 1 day of December, 2004, among Hudson United Bancorp, a New Jersey corporation, Hudson United Bank, a New Jersey state chartered bank (collectively, the "Company"), that maintain principal offices at 1000 MacArthur Boulevard, Mahwah, New Jersey, and Thomas Shara (the "Executive").

1. In consideration of a payment by the Company of $899,000.00, receipt of which is hereby acknowledged by the Executive, the Change in Control, Severance and Employment Agreement entered into between the Company and the Executive, as amended on September 17, 2003, is hereby terminated. The Company and the Executive agree that such payment relieves the Company of all obligations and terminates all rights of the Executive under such Change in Control, Severance and Employment Agreement.

2. The only benefits payable by the Company to the Executive arising from the Company's termination of employment of the Executive with the Company or its subsidiaries shall be those, if any, set forth in the new Company-wide severance plan, adopted by the Company on December 1, 2004.

3. The terms of this Agreement shall be governed by, and interpreted and construed in accordance with, the laws of New Jersey. This Agreement supersedes all prior agreements and understandings with respect to the matters covered hereby. Any amendment of this Agreement may be made only in a writing executed by the Company and the Executive, and no amendment or termination of this Agreement shall be effective unless and until made in such a writing. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

IN WITNESS WHEREOF, the Company has caused this Letter Agreement to be signed by its duly authorized representatives pursuant to the authority of its Board of Directors' Compensation Committee, and the Executive has personally executed this Letter Agreement, as his own act, all as of the day and year first above written.

ATTEST: HUDSON UNITED BANCORP AND

HUDSON UNITED BANK

/s/ Ann LaCarrubba

Ann LaCarrubba, Assistant
Corporate Secretary

By: /s/ John H. Tatigian, Jr.

John H. Tatigian, Jr.,
Chairperson, Compensation Committee

WITNESS:

/s/ Victoria Freund

Victoria Freund

EXECUTIVE

/s/ Thomas R. Shara

Thomas R. Shara

Exhibit B

GROSS-UP AGREEMENT
FOR KENNETH T. NEILSON

THIS GROSS-UP AGREEMENT (the "Agreement"), is made this 1 day of December, 2004, among Hudson United Bancorp and Hudson United Bank (collectively, the "Company"), New Jersey corporations that maintain principal offices at 1000 MacArthur Boulevard, Mahwah, New Jersey, and Kenneth T. Neilson (the "Executive").

WHEREAS, the Executive is presently an executive officer of the Company; and

WHEREAS, the Executive and the Company wish to enter into the Agreement as provided herein;

NOW, THEREFORE, for the good and valuable consideration set forth herein, and to induce the Executive to remain in the employ of the Company, the Company and the Executive, each intending to be legally bound hereby, agree as follows:

1. <u>Gross-up</u>. If, for any taxable year, Executive shall be liable for the payment of an excise tax under Section 4999 or other substitute or similar tax assessment (the "Excise Tax") of the Internal Revenue Code of 1986, as amended (the "Code"), including the corresponding provisions of any succeeding law, with respect to any payments made by the Company to the Executive as severance, or otherwise, or under any benefit plan of the Company applicable to the Executive individually or generally to executives or employees of the Company, then, the Company shall pay to the Executive an additional amount (the "Gross-Up Payment") such that the net amount retained by the Executive, after deduction of any Excise Tax on such payments and benefits and any federal, state and local income tax and Excise Tax upon the Gross-Up Payment, shall be equal to the payments made to the Executive as severance, or otherwise, and the payments and/or benefits due to the Executive under any benefit plan of the Company.

2. <u>Payment</u>. Each Gross-Up Payment shall be made by domestic cashier's or treasurer's check, certified check or wire transfer, upon the later of (i) five (5) days after the date the Executive notifies the Company of its need to make such Gross-Up Payment, or (ii) the date of any payment causing the liability for such Excise Tax. The amount of any Gross-Up Payment under this section shall be computed by a nationally recognized certified public accounting firm designated jointly by the Company and the Executive. The cost of such services by the accounting firm shall be paid by the Company. If the Company and the Executive are unable to designate jointly the accounting firm, then the firm shall be the accounting firm used by the Company at the time of the Executive's termination of employment. The Executive shall have the right to require the Company to make a determination of whether any payments are due hereunder in the event of a change in the ownership or effective control of the Company, or change in the ownership of a substantial portion of the assets of the Company that may trigger an Excise Tax payment. The Company may make Excise Tax payments directly to the Internal Revenue Service (or local tax authority, if applicable) on behalf of the Executive.

3. <u>Notification</u>. The Executive shall notify the company in writing of any claim by the Internal Revenue Service ("IRS") that, if successful, would require the payment by the Company of a Gross-Up Payment in addition to that payment previously paid by the Company pursuant to this Agreement. Such notification shall be given as soon as practicable but no later than fifteen (15) business days after the Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim, the date on which such claim is requested to be paid, and attach a copy of the IRS notice. The Executive shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which the Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall:

(i) Give the Company any information reasonably requested by the Company relating to such claim;

(ii) Take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company;

(iii) Cooperate with the Company in good faith in order effectively to contest such claim; and

(iv) Permit the Company to participate in any proceedings relating to such claim; provided, however that the Company shall pay directly all costs and expenses (including legal and accounting fees, as well as other expenses and any additional interest and penalties) incurred by the Executive and the Company in connection with an IRS levy, contest or claim and provided further that the Company shall not take any action or fail to make any Gross-Up Payment so as to cause the assessment of any IRS levy and the Company shall cause any levy so assessed to be immediately released by payment of the Gross-Up Amount, together with all costs, interest and penalties.

4. **Miscellaneous**. This Agreement is the joint and several obligation of Hudson United Bancorp and Hudson United Bank. The terms of this Agreement shall be governed by, and interpreted and construed in accordance with, the laws of New Jersey. This Agreement supersedes all prior agreements and understandings with respect to the matters covered hereby. The amendment or termination of this Agreement may be made only in a writing executed by the Company and the Executive, and no amendment or termination of this Agreement shall be effective unless and until made in such a writing. This Agreement shall be binding upon any successor (whether direct or indirect, by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of the assets of the Company. This Agreement is personal to the Executive and the Executive may not assign any of his rights or duties hereunder but this Agreement shall be enforceable by the Executive's legal representatives, executors or administrators. The Company shall pay all legal fees incurred by the Executive in connection with the Executive's good faith enforcement of the Executive's legal rights under this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

IN WITNESS WHEREOF, the Company has caused this Gross-up Agreement to be signed by its duly authorized representatives pursuant to the authority of its Board of Directors' Compensation Committee, and the Executive has personally executed this Gross-up Agreement, all as of the day and year first above written.

ATTEST:

/s/ Ann LaCarrubba

Ann LaCarrubba
Assistant Corporate Secretary

HUDSON UNITED BANCORP AND
HUDSON UNITED BANK

By: /s/ John H. Tatigian, Jr.

John H. Tatigian, Jr.,
Chairperson, Compensation Committee

WITNESS:

/s/ Victoria S. Freund

Victoria S. Freund

EXECUTIVE

/s/ Kenneth T. Neilson

Kenneth T. Neilson

PITNEY HARDIN LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1015

JOSEPH LUNIN

DIRECT DIAL NUMBER
973-966-8200

E-MAIL
JLUNIN@PITNEYHARDIN.COM

NEW YORK, NEW YORK
(212) 297-5800
FACSIMILE (212) 916-2940

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

February 17, 2005

VIA UNITED PARCEL SERVICE

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Morin Shareholder Proposal

At the request of Hudson United Bancorp ("Hudson") we are submitting this letter to the Office of the Chief Counsel in response to a letter we received from Mr. Gaspar Morin (the "Proponent") on February 15, 2005. The letter was apparently also submitted to the Office of the Chief Counsel and is attached as Exhibit A. Much as we do not want to have to write this letter we believe that the Proponent's latest diatribe should not go unchallenged.

The Proponent neglects to provide the context in which his Proposal was made and seems to be attempting to mislead the Staff with respect to Hudson's motives behind its changes to its compensation policies. The Proponent implies that Hudson changed its compensation arrangements in response to its receipt of his Proposal. How the Proponent is familiar with the thought process of Hudson is not clear; nevertheless his assertions are patently false.

First, Hudson's compensation program was not changed overnight or in response to the Proponent's proposal. Changing compensation is a delicate matter that involves discussions among a wide group of persons. Hudson evaluated its compensation policies for several months prior to its enactment of changes.

Second, the timeline in the Proponent's letter neglects to reference that Hudson's Quarterly Report on Form 10-Q was filed on November 9, 2005, six days prior to Hudson's receipt of the Proposal. This filing date is key because Hudson disclosed the following in its Form 10-Q:

> As part of the Company's ongoing review of its compensation strategies, effective September 27, 2004, the Company accelerated the vesting of restricted stock awards made to its executive officers. The Company expects to eliminate change-in-control agreements and employment agreements, including those that effect executive officers. In connection with the termination of these agreements, the Company expects to amend its company-wide severance policy and no longer enter into separately negotiated agreements. As consideration for the termination of existing change-in-control and employment agreements, the Company expects to make payments to 14 members of senior management.

It seems that this Form 10-Q disclosure revived the Proponent's vendetta against Hudson, for he submitted the Proposal shortly thereafter. Indeed, despite Hudson having publicly disclosed that it intended to eliminate executive officer employment agreements, the Proponent nevertheless submitted a Proposal that he must have believed would be moot in a matter of weeks because Hudson would no longer have the type of contracts he was trying to eliminate. In our view, this provides more evidence that the Proponent has a personal grievance against Hudson, apparently arising from the fact that the Proponent's brother was discharged by Washington Savings Bank in 1990, prior to its acquisition by Hudson.

Hudson maintains, for the reasons set forth in its February 8, 2005 request for reconsideration letter, that the Proposal is excludable under Rule 14a-8. If the Division does not concur with Hudson's position we would appreciate an opportunity to confer with the Division concerning these matters prior to the issuance of its response to Hudson's request for reconsideration.

Please call the undersigned at (973) 966-8200 or David Geary at (973) 966-8224 if you have any questions or need additional information.

Very truly yours,



JOSEPH LUNIN

Enclosure
cc: Gaspar Morin
Tim Matteson, Esq.

EXHIBIT A

G. M. Morin
1050 Cumbermeade Road
Fort Lee, New Jersey 07024

February 9, 2005

VIA United States Postal Service Overnight Express Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hudson United Bancorp Shareholder Proposal by Gasper Morin

This rebuttal is in response to Hudson United Bancorp's February 8, 2005 "Request of Omission of Revised Shareholder Proposal". I have enclosed six copies of this letter along with exhibits to support my request that the Staff of the Office of the Chief Counsel in the Division of Corporation Finance (the "Division") recommend enforcement action if Hudson omits my revised Proposal from its 2005 proxy material. A copy of this letter is also being sent VIA certified mail to Hudson United Bancorp.

Proposal Timeline

November 12, 2004 – Proponent submits Proposal to Hudson United Bancorp
December 1, 2004 – Hudson United implements new plan to make severance payments to their Executive Officers (Exhibit A) and on December 6, 2004 makes payments
December 15, 2004 - Hudson United Bancorp submits No-Action Request to SEC
December 27, 2004 – Proponent submits Response to No-Action Request
January 26, 2005 – SEC submits Response to No-Action Request
February 2, 2005 – Proponent submits Revised Proposal to Hudson United Bancorp
February 8, 2005 – Hudson submits Request of Omission of Revised Proposal

Statement of Reasons Supporting Inclusion

Proponent submitted November 12, 2004 Proposal prior to a December 1, 2004 plan which on December 6, 2004 compensated Executive Officers, ostensibly replacing their golden parachutes with immediate cash. Hudson knew about the proposal and instead of waiting for the SEC response, Hudson intentionally accelerated the payment process and in effect created a condition whereby they can state that the SEC and the shareholders accept all payments as a fait accompli and the placing of the proposal for shareholder vote in their proxy statement as unnecessary. Additionally, in their December 15, 2004 No-Action Request, Hudson failed to use the fait accompli argument even thought they were fully aware they had already paid their Executive Officers. I suspect they calculated that submitting a No-Action Request just 9 days after replacing golden parachutes with immediate cash might be viewed as obscene and an opportunity existed enabling them to submit the fait accompli argument at a future date in another omission request should the SEC rule in favor of inclusion.

Also, based on Hudson's own admission in their February 8, 2005 Omission Request (page 4 paragraph starting with "While we believe...."), there are other employment contracts with Executive Officers which have not yet been cashed. Additionally, other Executive compensation contracts exist. Hudson failed to submit to you a complete Form 8 filing of December 2004 reflecting employment related agreements with Kenneth Neilson. "Gross-up Agreement for Kenneth Neilson" (Exhibit B) was signed on December 1, 2004. In addition Mr. Neilson has an employment related agreement as to additional 10 years of service that will pay Mr. Neilson approximately $900,000 per year in un-due retirement payments. These employment contracts reflect existence of agreements specified in the proposal.

Hudson's claim that I failed to send my December 26, 2004 Response Letter to them is totally false. On December 27, 2004 I mailed a copy of my Response Letter to Hudson's Corporate Secretary Ms. D. Lynn Van Borkulo-Nuzzo. Additionally, if Hudson really feels "disadvantaged", why did they not rebut any points off my Response Letter in their February 8, 2008 Request of Omission of Revised Proposal? One would conclude that Hudson is disingenuous with their "disadvantaged" claim.

For the foregoing reasons, I believe Hudson include my Proposal in their 2005 proxy material. If the SEC feels I should revise the Proposal, I would welcome the opportunity to do so.

Yours truly,



Exhibit A

THIS LETTER AGREEMENT (the "Agreement"), is made this 1 day of December, 2004, among Hudson United Bancorp, a New Jersey corporation, Hudson United Bank, a New Jersey state chartered bank (collectively, the "Company"), that maintain principal offices at 1000 MacArthur Boulevard, Mahwah, New Jersey, and Kenneth T. Neilson (the "Executive").

1. In consideration of a payment by the Company of $2,625,000.00, receipt of which is hereby acknowledged by the Executive, the Change in Control, Severance and Employment Agreement entered into between the Company and the Executive, as amended on September 17, 2003, is hereby terminated. The Company and the Executive agree that such payment relieves the Company of all obligations and terminates all rights of the Executive under such Change in Control, Severance and Employment Agreement.

2. The only benefits payable by the Company to the Executive arising from the Company's termination of employment of the Executive with the Company or its subsidiaries shall be those, if any, set forth in the new Company-wide severance plan, adopted by the Company on December 1, 2004.

3. The terms of this Agreement shall be governed by, and interpreted and construed in accordance with, the laws of New Jersey. This Agreement supersedes all prior agreements and understandings with respect to the matters covered hereby. Any amendment of this Agreement may be made only in a writing executed by the Company and the Executive, and no amendment or termination of this Agreement shall be effective unless and until made in such a writing. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

IN WITNESS WHEREOF, the Company has caused this Letter Agreement to be signed by its duly authorized representatives pursuant to the authority of its Board of Directors' Compensation Committee, and the Executive has personally executed this Letter Agreement, as his own act, all as of the day and year first above written.

ATTEST:	HUDSON UNITED BANCORP AND HUDSON UNITED BANK
/s/ Ann LaCarrubba	By: /s/ John H. Tatigian, Jr.
Ann LaCarrubba, Assistant Corporate Secretary	John H. Tatigian, Jr., Chairperson, Compensation Committee
WITNESS:	EXECUTIVE
/s/ Victoria S. Freund	/s/ Kenneth T. Neilson
Victoria S. Freund	Kenneth T. Neilson

THIS LETTER AGREEMENT (the "Agreement"), is made this 1 day of December, 2004, among Hudson United Bancorp, a New Jersey corporation, Hudson United Bank, a New Jersey state chartered bank (collectively, the "Company"), that maintain principal offices at 1000 MacArthur Boulevard, Mahwah, New Jersey, and James Mayo (the "Executive").

1. In consideration of a payment by the Company of $306,800.00, receipt of which is hereby acknowledged by the Executive, the Change in Control, Severance and Employment Agreement entered into between the Company and the Executive, as amended on September 17, 2003, is hereby terminated. The

Company and the Executive agree that such payment relieves the Company of all obligations and terminates all rights of the Executive under such Change in Control, Severance and Employment Agreement.

2. The only benefits payable by the Company to the Executive arising from the Company's termination of employment of the Executive with the Company or its subsidiaries shall be those, if any, set forth in the new Company-wide severance plan, adopted by the Company on December 1, 2004.

3. The terms of this Agreement shall be governed by, and interpreted and construed in accordance with, the laws of New Jersey. This Agreement supersedes all prior agreements and understandings with respect to the matters covered hereby. Any amendment of this Agreement may be made only in a writing executed by the Company and the Executive, and no amendment or termination of this Agreement shall be effective unless and until made in such a writing. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

IN WITNESS WHEREOF, the Company has caused this Letter Agreement to be signed by its duly authorized representatives pursuant to the authority of its Board of Directors' Compensation Committee, and the Executive has personally executed this Letter Agreement, as his own act, all as of the day and year first above written.

ATTEST:	HUDSON UNITED BANCORP AND HUDSON UNITED BANK
/s/ Ann LaCarubba	By: /s/ John H. Tatigian, Jr.
Ann LaCarrubba, Assistant Corporate Secretary	John H. Tatigian, Jr., Chairperson, Compensation Committee
WITNESS:	EXECUTIVE
/s/ Victoria S. Freund	/s/ James Mayo
Victoria S. Freund	James Mayo

THIS LETTER AGREEMENT (the "Agreement"), is made this 1 day of December, 2004, among Hudson United Bancorp, a New Jersey corporation, Hudson United Bank, a New Jersey state chartered bank (collectively, the "Company"), that maintain principal offices at 1000 MacArthur Boulevard, Mahwah, New Jersey, and Thomas R. Nelson (the "Executive").

1. In consideration of a payment by the Company of $855,500.00, receipt of which is hereby acknowledged by the Executive, the Change in Control, Severance and Employment Agreement entered into between the Company and the Executive, as amended on September 17, 2003, is hereby terminated. The Company and the Executive agree that such payment relieves the Company of all obligations and terminates all rights of the Executive under such Change in Control, Severance and Employment Agreement.

2. The only benefits payable by the Company to the Executive arising from the Company's termination of employment of the Executive with the Company or its subsidiaries shall be those, if any, set forth in the new Company-wide severance plan, adopted by the Company on December 1, 2004.

3. The terms of this Agreement shall be governed by, and interpreted and construed in accordance with, the laws of New Jersey. This Agreement supersedes all prior agreements and understandings with respect to the matters covered hereby. Any amendment of this Agreement may be made only in a writing executed by

the Company and the Executive, and no amendment or termination of this Agreement shall be effective unless and until made in such a writing. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

IN WITNESS WHEREOF, the Company has caused this Letter Agreement to be signed by its duly authorized representatives pursuant to the authority of its Board of Directors' Compensation Committee, and the Executive has personally executed this Letter Agreement, as his own act, all as of the day and year first above written.

ATTEST:

HUDSON UNITED BANCORP AND
HUDSON UNITED BANK

/s/ Ann LaCarrubba

Ann LaCarrubba, Assistant
Corporate Secretary

By: /s/ John H. Tatigian, Jr.

John H. Tatigian, Jr.,
Chairperson, Compensation Committee

WITNESS:

EXECUTIVE

/s/ Kenneth T. Neilson

Kenneth T. Neilson

/s/ Thomas Nelson

Thomas Nelson

THIS LETTER AGREEMENT (the "Agreement"), is made this 1 day of December, 2004, among Hudson United Bancorp, a New Jersey corporation, Hudson United Bank, a New Jersey state chartered bank (collectively, the "Company"), that maintain principal offices at 1000 MacArthur Boulevard, Mahwah, New Jersey, and Thomas Shara (the "Executive").

1. In consideration of a payment by the Company of $899,000.00, receipt of which is hereby acknowledged by the Executive, the Change in Control, Severance and Employment Agreement entered into between the Company and the Executive, as amended on September 17, 2003, is hereby terminated. The Company and the Executive agree that such payment relieves the Company of all obligations and terminates all rights of the Executive under such Change in Control, Severance and Employment Agreement.

2. The only benefits payable by the Company to the Executive arising from the Company's termination of employment of the Executive with the Company or its subsidiaries shall be those, if any, set forth in the new Company-wide severance plan, adopted by the Company on December 1, 2004.

3. The terms of this Agreement shall be governed by, and interpreted and construed in accordance with, the laws of New Jersey. This Agreement supersedes all prior agreements and understandings with respect to the matters covered hereby. Any amendment of this Agreement may be made only in a writing executed by the Company and the Executive, and no amendment or termination of this Agreement shall be effective unless and until made in such a writing. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

IN WITNESS WHEREOF, the Company has caused this Letter Agreement to be signed by its duly authorized representatives pursuant to the authority of its Board of Directors' Compensation Committee, and the Executive has personally executed this Letter Agreement, as his own act, all as of the day and year first above written.

ATTEST:

HUDSON UNITED BANCORP AND

HUDSON UNITED BANK

/s/ Ann LaCarrubba	By: /s/ John H. Tatigian, Jr.
Ann LaCarrubba, Assistant Corporate Secretary	John H. Tatigian, Jr., Chairperson, Compensation Committee
WITNESS:	EXECUTIVE
/s/ Victoria Freund	/s/ Thomas R. Shara
Victoria Freund	Thomas R. Shara

Exhibit B

GROSS-UP AGREEMENT FOR KENNETH T. NEILSON

THIS GROSS-UP AGREEMENT (the "Agreement"), is made this 1 day of December, 2004, among Hudson United Bancorp and Hudson United Bank (collectively, the "Company"), New Jersey corporations that maintain principal offices at 1000 MacArthur Boulevard, Mahwah, New Jersey, and Kenneth T. Neilson (the "Executive").

WHEREAS, the Executive is presently an executive officer of the Company; and

WHEREAS, the Executive and the Company wish to enter into the Agreement as provided herein;

NOW, THEREFORE, for the good and valuable consideration set forth herein, and to induce the Executive to remain in the employ of the Company, the Company and the Executive, each intending to be legally bound hereby, agree as follows:

1. **Gross-up**. If, for any taxable year, Executive shall be liable for the payment of an excise tax under Section 4999 or other substitute or similar tax assessment (the "Excise Tax") of the Internal Revenue Code of 1986, as amended (the "Code"), including the corresponding provisions of any succeeding law, with respect to any payments made by the Company to the Executive as severance, or otherwise, or under any benefit plan of the Company applicable to the Executive individually or generally to executives or employees of the Company, then, the Company shall pay to the Executive an additional amount (the "Gross-Up Payment") such that the net amount retained by the Executive, after deduction of any Excise Tax on such payments and benefits and any federal, state and local income tax and Excise Tax upon the Gross-Up Payment, shall be equal to the payments made to the Executive as severance, or otherwise, and the payments and/or benefits due to the Executive under any benefit plan of the Company.

2. **Payment**. Each Gross-Up Payment shall be made by domestic cashier's or treasurer's check, certified check or wire transfer, upon the later of (i) five (5) days after the date the Executive notifies the Company of its need to make such Gross-Up Payment, or (ii) the date of any payment causing the liability for such Excise Tax. The amount of any Gross-Up Payment under this section shall be computed by a nationally recognized certified public accounting firm designated jointly by the Company and the Executive. The cost of such services by the accounting firm shall be paid by the Company. If the Company and the Executive are unable to designate jointly the accounting firm, then the firm shall be the accounting firm used by the Company at the time of the Executive's termination of employment. The Executive shall have the right to require the Company to make a determination of whether any payments are due hereunder in the event of a change in the ownership or effective control of the Company, or change in the ownership of a substantial portion of the assets of the Company that may trigger an Excise Tax payment. The Company may make Excise Tax payments directly to the Internal Revenue Service (or local tax authority, if applicable) on behalf of the Executive.

3. **Notification**. The Executive shall notify the company in writing of any claim by the Internal Revenue Service ("IRS") that, if successful, would require the payment by the Company of a Gross-Up Payment in addition to that payment previously paid by the Company pursuant to this Agreement. Such notification shall be given an soon as practicable but no later than fifteen (15) business days after the Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim, the date on which such claim is requested to be paid, and attach a copy of the IRS notice. The Executive shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which the Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall:

(i) Give the Company any information reasonably requested by the Company relating to such claim;

(ii) Take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company;

(iii) Cooperate with the Company in good faith in order effectively to contest such claim; and

(iv) Permit the Company to participate in any proceedings relating to such claim; provided, however that the Company shall pay directly all costs and expenses (including legal and accounting fees, as well as other expenses and any additional interest and penalties) incurred by the Executive and the Company in connection with an IRS levy, contest or claim and provided further that the Company shall not take any action or fail to make any Gross-Up Payment so as to cause the assessment of any IRS levy and the Company shall cause any levy so assessed to be immediately released by payment of the Gross-Up Amount, together with all costs, interest and penalties.

4. **Miscellaneous**. This Agreement is the joint and several obligation of Hudson United Bancorp and Hudson United Bank. The terms of this Agreement shall be governed by, and interpreted and construed in accordance with, the laws of New Jersey. This Agreement supersedes all prior agreements and understandings with respect to the matters covered hereby. The amendment or termination of this Agreement may be made only in a writing executed by the Company and the Executive, and no amendment or termination of this Agreement shall be effective unless and until made in such a writing. This Agreement shall be binding upon any successor (whether direct or indirect, by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of the assets of the Company. This Agreement is personal to the Executive and the Executive may not assign any of his rights or duties hereunder but this Agreement shall be enforceable by the Executive's legal representatives, executors or administrators. The Company shall pay all legal fees incurred by the Executive in connection with the Executive's good faith enforcement of the Executive's legal rights under this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

IN WITNESS WHEREOF, the Company has caused this Gross-up Agreement to be signed by its duly authorized representatives pursuant to the authority of its Board of Directors' Compensation Committee, and the Executive has personally executed this Gross-up Agreement, all as of the day and year first above written.

ATTEST:

/s/ Ann LaCarrubba

Ann LaCarrubba
Assistant Corporate Secretary

HUDSON UNITED BANCORP AND
HUDSON UNITED BANK

By: /s/ John H. Tatigian, Jr.

John H. Tatigian, Jr.,
Chairperson, Compensation Committee

WITNESS:

/s/ Victoria S. Freund

Victoria S. Freund

EXECUTIVE

/s/ Kenneth T. Neilson

Kenneth T. Neilson

G. M. Morin
1050 Cumbermeade Road
Fort Lee, New Jersey 07024

February 14, 2005

VIA United States Postal Service Overnight Express Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hudson United Bancorp Shareholder Proposal by Gasper Morin

In order that you remain completely informed, enclosed is a copy of Hudson United Bancorp form 8-K filed February 11, 2005 reflecting a severance agreement with Executive Officers. Also included is a copy of my revised proposal submitted to Hudson United Bancorp on February 2, 2005.

Additionally, as of today, I have not received from Hudson their Opposition Statement I believe needed to be delivered to me within 5 calendar days after my February 2, 2005 revised submission.

Yours truly,



cc: Kenneth T. Neilson (VIA certified mail)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) February 11, 2005

HUDSON UNITED BANCORP
(Exact Name of Registrant as Specified in Charter)

New Jersey	1-08660	22-2405746
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1000 MacArthur Boulevard, Mahwah, New Jersey	**07430**
(Address of Principal Executive Offices)	**(ZipCode)**

Registrant's telephone number, including area code (201) 236-2600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 9.01 Financial Statements and Exhibits

The registrant is filing agreements entered into with John Oliver and Irwin Nack in September 2003, and February 2004, respectively. These individuals became executive officers of the registrant in January, 2005.

10.1 Letter Agreement with John Oliver dated September 3, 2003

10.2 Letter Agreement with Irwin Nack dated February 2, 2004

WHEREAS: Hudson's SEC Filings reveal excessive cash and retirement awards far exceeding Executive performance.

RESOLVED: Shareholders of Hudson United Bancorp request the Board of Directors rescind all employment contracts and severance/termination agreements without compensation for Executive Officers.

Statement in Support of Proposal

Executive contracts and severance agreements should be rescinded because they are excessive and shareholder value has diluted significantly due to Executive negligence.

As required by Sarbanes-Oxley, in 2003 Hudson Executives certified effectiveness of controls when submitting SEC Filings irrespective of four different money-laundering schemes: Camden County, Hudson County, Hudson's SVP Neives conviction, and Broad Street. In December 2003 Hudson terminated the Broad Street business costing $3,000,000 and subsequently paid New York District Attorney's Office $5,000,000 to settle a criminal investigation. Because of Hudson's failure to comply with the Bank Secrecy Act and U.S. Patriot Act, the FDIC issued a Cease-and-Desist Order.

After shareholder requests, Hudson Executives failed to properly investigate potential insider trading violations. Stock transactions of Hudson and stocks of banks acquired by Hudson indicate numerous possible violations of insider trading rules. Example: 1999 acquisition of Jeffbanks, Page 31 of Form Type 424B3 filed on August 17, 1999 with the SEC states *"Hudson United Board of Directors met on May 18, 1999"* and *"unanimously approved moving forward with the merger"*. Within three days Jeffbanks' stock volume increased tenfold and the market price increased by 35% from $21.00 to $28.75. Hudson and Jeffbanks entered into merger agreement on June 28, 1999 and made the agreement available for public dissemination on June 29, 1999. Merger was consummated on November 30, 1999 and on that day Jeffbanks closed at $30.13, just $1.38 over the May 21st $28.75 high, indicating the buyers in the initial three day window knew the offer price. Jeffbanks is one of over 30 acquisitions Hudson made in a decade.

In latest 10-Q Hudson said "*as consideration for the termination of existing change-in-control and employment agreements, the Company expects to make payments to 14 members of senior management*" and announced a $7,900,000 allocation for termination of agreements with executives. To date Hudson reached a termination agreement only with the Corporate Secretary paying $1,000,000 in cash plus approximately $500,000 in other benefits, ostensibly replacing her golden parachute with immediate cash. Additionally the Board approved giving the CEO 10 extra years of service to meet eligibility requirements for RULE OF 85 retirement in order to qualify for a pension paying him approximately $900,000 a year for life.

Under New Jersey Law bank executives with contracts and severance agreements are At-will-employees and as such have one-sided contracts that the Bank does not have to honor because there is no contractual liability. Hudson's Directorate will be negligent in their fiduciary duty to shareholders if they permit parachute and severance payments when New Jersey Law gives them leeway to rescind the contracts and dishonest if they camouflage these payments with immediate cash or other compensation.